Exhibit 99.1

Notice of Annual Meeting of Common Shareholders and Management Information Circular Thursday, May 23, 2024

Table of Contents

Notice of Emera’s 2024 Annual Meeting of Shareholders	7
Management Information Circular	8
Annual Meeting of Shareholders	9
Voting Information	10
Business of the Meeting	13
Director Nominees	16
Additional Information	29
Corporate Governance	32
Corporate Governance Practices	33
Board of Directors – About the Board	34
Strategic Oversight	43
Risk Management	49
Ethical Business Conduct	50

Transparency and Disclosure	51
Committees of the Board of Directors	53
Director Compensation	60
Additional Information	64
Executive Compensation	65
Message from the Management Resources and Compensation Committee to Our Shareholders	66
Statement of Executive Compensation	68
Compensation Discussion and Analysis	74
Performance Graph	93
NEO Summary Compensation Table	95
Appendix “A” – Emera Incorporated Board of Directors Charter	109

FORWARD-LOOKING INFORMATION

This Circular contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”). Words such as anticipates, believes, budget, could, estimates, expects, forecast, intends, may, might, plans, projects, schedule, should, targets, will, would and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information includes, without limitation, statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, carbon dioxide emissions reduction goals, business prospects and opportunities. All such forward-looking information is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forecasts and projections that make up the forward- looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; continued investment in solar, wind and hydro generation; sufficient liquidity and capital resources; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; changes in economic conditions; liquidity and capital market risk; changes in credit ratings; future dividend growth; timing and costs associated with certain capital investments; supply chain risk; global climate change; weather risk, including higher frequency and severity of weather events; risk of wildfires; regulatory and government decisions, including changes to environmental legislation; uncertainties associated with infectious diseases, pandemics and similar public health threats; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward- looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Emera with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. All such forward-looking information is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

About Emera Data is as of December 31, 2023, unless otherwise indicated. From a single electric utility in Nova Scotia, Emera has grown into an energy leader serving customers in Canada, the US and the Caribbean. Our teams are focused on delivering cleaner, reliable energy to our customers, as we work toward our vision to achieve net-zero carbon emissions by 2050. We primarily invest in regulated electric and gas utilities, driving predictable returns and steady growth for our investors, enabling us to reinvest in our teams, our companies and our communities. $39B total assets $7.6B revenue 2.5M customers 7,300 employees 6 electric and natural gas utilities 94% shareholder support in 2022 “Say on Pay” vote 98% average vote in favour of the election of our Director Nominees for 20231 1 In total, 127,141,534 votes were cast out of a possible 271,424,515, representing 46.84 per cent. The highest vote in favour was 99.72 per cent and the lowest was 90.42 per cent. EMERA INCORPORATED 1

Who We Are

OUR PURPOSE

OUR VISION

OUR VALUES

OUR STRATEGY

OUR CLIMATE COMMITMENT

The team across Emera is working together to meet our Climate Commitment goals[1] and our vision to achieve net-zero CO_2 emissions by 2050.

2023 PROGRESS

47% reduction in CO_2 emissions and **77% reduction** in coal use[2]

2025 GOAL

55% reduction in CO_2 emissions

2040 GOAL

80% reduction in CO_2 emissions and **last coal unit retired** no later than 2040

2050 VISION

Net-Zero CO_2 emissions

1 Our Climate Commitment goals are compared to 2005 levels. Achieving our climate goals on these timelines is subject to external factors beyond our control, including government policies and regulatory decisions.

2 CO_2 reduction is still undergoing review and verification. Reduction in coal use is a percentage of total GWh generated compared to 2005 levels.

2 EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular Who We Are OUR PURPOSE Energizing modern life and delivering a cleaner energy future for all. OUR VISION To be the energy provider of choice for our customers, the employer of choice for our people and a preferred choice for investors. OUR VALUES Our core values shape our culture and guide our work every day. We put safety above all else. We put customers at the centre of everything we do. We value candour, respect and collaboration. We care for each other, the environment and our communities. We set a high bar and take on big things. OUR STRATEGY We are focused on safely delivering cleaner, reliable energy at a pace that’s balanced with the cost impacts for our customers.

Why Invest in Emera

VISIBLE GROWTH PLAN

$9B
capital investment plan[1] through 2026

7% to 8%
annualized, forecasted rate-base growth through 2026

75%
of CapEx plan through 2026 is focused in Florida — the fastest-growing US state

STRONG RECORD OF DIVIDEND GROWTH

5.4%
annualized dividend growth since 2000

17 years
of consecutive dividend growth

5.7%
dividend yield[2]

EFFECTIVE AND COLLABORATIVE REGULATORY ENVIRONMENTS

Highly rated
regulatory environments

96%
of adjusted net income[3], excluding Corporate costs, derived from our regulated utilities

STRONG, SUSTAINABLE STRATEGY

47%
reduction in CO_2 emissions since 2005[5]

$12M
invested in our communities in 2023

EMERA INCORPORATED 3

Why Invest in Emera Through our proven strategy and our portfolio of high-quality, regulated utilities, our expert teams across Emera continue to drive long-term value for shareholders. STRONG, SUSTAINABLE STRATEGY 18% of Board Director Nominees for 2024 identify as members of a diverse group, other than gender4 $5.4B (62%) of $9B capital plan to 2026 committed to decarbonization and reliability 47% reduction in CO2 emissions since 20055 $12M invested in our communities in 2023 0.25 Lost Time Injury Rate down 11% from 2022 (0.28) and a 24% improvement over 5-year average (0.33) 1 Emera’s capital investment plan includes $240 million equity investment in 2024. 2 Based on December 29, 2023, share price of $50.30. 3 Based on 2023 adjusted net income, excluding Corporate costs of $356 million and including holding company interest costs. Adjusted net income is a non- GAAP measure, which does not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2023 MD&A. 4 One Director Nominee identifies as a racialized person and one Director Nominee identifies as a member of the LGBTQ2SI+ community. 5 Undergoing final review and verification

Notice of Annual Meeting of Common Shareholders and Management Information Circular Letter from the Chair and the CEO Fellow shareholders, Throughout 2023, many of the global economic challenges we faced in 2022 continued to have an impact across all industries and sectors, including energy. As unfavourable weather and higher interest rates softened Emera’s annual financial results, we continued making investments to safely deliver cleaner, reliable energy at a pace that’s balanced with the cost impacts for our customers, while also continuing to provide long-term value for our shareholders. FOCUS ON CLEANER, RELIABLE ENERGY Our teams accomplished a lot in the year as we safely executed on a nearly $3 billion capital program — the largest annual capital program in our history, with approximately two- thirds focused on decarbonization and reliability initiatives. This investment is driving our progress on reducing CO2 emissions and replacing coal with cleaner, lower-carbon sources of energy. Since 2005, we’ve reduced our CO2 emissions across Emera by 47 per cent and our use of coal in generation (GWh) by 77 per cent. Jackie Sheppard Chair, Emera Inc. Board of Directors Scott Balfour President and CEO, Emera Inc. 4 EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Much of this progress is taking place in our two largest utilities – Tampa Electric and NS Power. Thanks to increased solar and natural gas generation, coal made up less than 4 per cent of the generation last year at Tampa Electric and it’s down by more than a third over 2022. At NS Power, generation from coal and petcoke was nearly 25 per cent less in 2023 compared to the previous year and is down more than 60 per cent since 2005. This is due in large part to strong energy flows across the Maritime Link that helped NS Power reach 40 per cent renewables in 2023.

Whether it’s investing to meet our expanding customer base, decarbonizing our generation mix, increasing reliability or modernizing the grid, we are investing to deliver for our customers and communities, and in doing so we are bringing value to our shareholders. As evidenced by our forecasted 7-8 per cent rate-base growth over the next three years, the opportunities to grow our business are robust.

COMMITMENT TO SAFETY

Our dedication to the safety of our teams and communities continued throughout 2023. Across Emera, we all play an important role as we strive to be predictably safe by relentlessly pursuing strong safety leadership, robust safety systems and intentioned safety culture.

Last year, we continued to improve on our overall safety performance. Our lost time injury rate improved by 24 per cent compared to our average over the last five years, achieving our best-ever level of safety performance. While we are proud of this achievement, we remain vigilant and never lose sight of the work required each and every day to keep each other safe.

GOVERNANCE

The strong governance and risk management provided by our Board of Directors is central to how we operate across Emera.

In 2023, the Board continued working with management to ensure Emera remains focused on, and well positioned to, deliver on its strategic priorities. Through the work of the Risk and Sustainability Committee (RSC), the Board continued to oversee Emera’s approach to the clean energy transition and our Climate Commitment Progress. Through the robust tracking tool developed by the team, the RSC regularly reviews our progress and assesses risks in achieving our climate goals.

To support our energy transition efforts, Emera formed a cross-functional Task Force that is actively monitoring and preparing for mandatory climate-related and other sustainability disclosures that are currently under consideration.

There are some changes to our Board of Directors. We would like to acknowledge long-time Director Andrea Rosen who is stepping down from the Emera Board this year and not standing for re-election at the Annual Meeting. Since joining the Board in 2007, Andrea’s leadership experience, financial acumen and exceptional knowledge of investment and commercial banking have been of significant value to Emera. We thank Andrea for her service and wish her continued success.

We are pleased to welcome Brian Porter to the Board as of March 6, 2024. Brian has more than 40 years’ experience in the banking sector, including serving as President and Chief Executive Officer of the Bank of Nova Scotia (Scotiabank) from 2013 until his retirement in 2023. Brian’s extensive expertise in capital markets, corporate strategy, driving growth and executive leadership of a public company will be of great benefit to the Emera Board. Welcome, Brian.

FINANCIAL RESULTS

We reported annual adjusted earnings of $809 million and adjusted earnings per share (EPS)1 of $2.96 for 2023. While these results were down slightly from 2022, we still delivered a 5.3 per cent average annual increase in adjusted EPS over the last three years.

Our regulated utilities, particularly those in Florida, continue to drive our earnings growth. Tampa Electric’s earnings have increased an average of nearly eight per cent per year since 2020, while earnings at Peoples Gas have increased on average 15 per cent per year over the same period.

In line with our commitment to providing value to our shareholders over the long term, we raised our dividend by four per cent in 2023, continuing our more than 17-year history of growing our dividend. And we’ve delivered annualized dividend growth of 5.4% since 2000.

1

Adjusted net income and adjusted EPS are non-GAAP measures, which do not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2023 MD&A.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Overall, 2023 was not a strong year for total returns in North American utility stocks. In Canada, the TSX Capped Utilities Index underperformed against the broader TSX Index by 11.6 per cent. In the US market, the utilities index had its worst performance in 50 years when compared to the S&P 500. Emera’s Total Shareholder Return (TSR) for 2023 was 2.5 per cent, outperforming both the Canadian and US utility indices. Taking a longer view, our 10-year TSR ended the year at an annualized return of 10 per cent. Despite a weak market in 2023, we’re confident the path we are on will support our continued growth. For additional information about our relative TSR performance, see the performance graph on page 93 of this Circular.

We continue to focus on strengthening our balance sheet, while growing our rate base by 7-8 per cent per year in the near term. With the benefit of the broader industry trends of electrification, continued decarbonization and investments in reliability, we remain confident in the health and stability of our business and in our ability to continue to deliver an increase in earnings per share in 2024 and beyond.

2024 ANNUAL MEETING

On behalf of Emera’s Board of Directors and management team, we are pleased to invite you to our 2024 Annual General Meeting (AGM) of Shareholders. Our AGM taking place virtually on May 23, 2024, at 2:00 p.m. (Atlantic time) via live webcast only. Details on how to participate in the virtual meeting are described in this Circular on page 10 and will be available on our website at http://www.emera.com/investors.

As a valued shareholder, you have several options to have your questions answered at the AGM. You can submit questions during the virtual meeting, or in advance of the meeting by contacting AGM@emera.com, or by using the mailing address provided below.

Lastly, we strongly encourage you to take advantage of the option to vote in advance by proxy. Information on how to do this can be found on page 12 of this Circular.

If you have any questions regarding our Annual Meeting of Shareholders, please contact Emera’s Corporate Secretary, Brian Curry:

Mail P.O. Box 910, Halifax, Nova Scotia, B3J 2W5

Phone 1-800-358-1995 from anywhere in North America

Email  AGM@emera.com

THANK YOU

We appreciate feedback from our shareholders, and we are committed to providing opportunities to engage.

We encourage you to review this information and exercise your right to vote at our AGM. Our AGM is an important way for us to engage with shareholders, so that your views can be expressed and your votes can be counted.

On behalf of the Board and management team, thank you for your ongoing confidence in Emera.

Jackie Sheppard Chair, Emera Inc. Board of Directors	Scott Balfour President and Chief Executive Officer, Emera Inc.

6	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of Emera’s 2024 Annual Meeting of Shareholders

When:

Thursday, May 23, 2024, 2:00 p.m. (Atlantic time)

How:

Virtual-only meeting via live video webcast at https://web.lumiagm.com/407390256

Password: emera2024 (case sensitive)

Agenda:

The meeting will cover the following items of business:

1.	Receiving the audited financial statements for the year ended December 31, 2023 and the auditor’s report thereon;

2.	Electing Directors to serve until the next Annual Meeting of Shareholders;

3.	Appointing Auditors;

4.	Authorizing the Directors to establish the Auditors’ fee; and

5.	Considering an advisory resolution on the Company’s approach to executive compensation.

The accompanying Management Information Circular provides detailed information on these items.

Who:

Emera shareholders as of close of business on March 26, 2024 (the “Record Date”) have the right to receive notice of and vote at the meeting or any adjournment.

How to Vote:

•

Participate and vote virtually in the meeting by visiting https://web.lumiagm.com/407390256 and use password: emera2024 (case sensitive). Please note, beneficial (non-registered) owners will only be able to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders.

•	If you do not plan to participate in the meeting:

•	Mail your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided.

•

Vote by telephone or via internet (see the proxy or voting instruction form). Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday May 21, 2024, or if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Questions:

Please contact us by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America.

By order of the Board of Directors,

Brian C. Curry

Corporate Secretary

EMERA INCORPORATED	7

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Management Information Circular

All information is as of March 20, 2024

(unless otherwise noted)

You are receiving Emera’s Management Information Circular (the “Circular”) because you held common shares of Emera Inc. (TSE: EMA) as of March 26, 2024 (the “Record Date”). You are entitled to receive notice of and vote at our Annual Meeting of Shareholders on Thursday, May 23, 2024 at 2:00 p.m. Atlantic time (the “Meeting” or “Annual Meeting”). Only shareholders of record at the close of business on the Record Date can vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 286,280,145 common shares.

In this Circular:

•	we, us, our, Company and Emera mean Emera Inc.

•	you, your and shareholder refer to holders of Emera common shares

•	shares and Emera shares mean common shares of Emera, unless otherwise indicated

•	“Board of Directors” or “Emera’s Board” or the “Board” means the Board of Directors of Emera Inc., unless otherwise indicated

•	all dollar amounts are in Canadian dollars, unless indicated otherwise

•	all information is as of March 20, 2024, unless otherwise noted

Meeting Materials and Notice and Access

Canadian securities rules called “Notice and Access” permit us to provide electronic access to this Circular and the 2023 Annual Report (the “Meeting Materials”) instead of sending you paper copies. We are sending Meeting Materials to registered holders and beneficial owners using Notice and Access. The notice also provides instructions on voting by proxy at the Meeting and how to request a paper copy of the Meeting Materials.

Shareholders who have previously provided instructions to receive paper copies of Meeting Materials have been sent a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of Emera for use at the Meeting. All shareholders have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing, or in person, by directors of the Company (“Directors”), Officers, or other employees or agents of the Company.

We have retained TMX Investor Solutions Inc. as the proxy solicitation agent to assist with the solicitation of votes from shareholders. The proxy solicitation agent will monitor the number of shareholders voting and will contact shareholders in order to increase participation in voting. The cost of this solicitation is covered by Emera and is not expected to exceed $50,000.

Your vote is important. We encourage all shareholders to review this Circular carefully and exercise your vote. Details on how to vote are included on page 10.

8	EMERA INCORPORATED

Notice of Annual Meeting of Common Shareholders and Management Information Circular

1. Annual Meeting of Shareholders This section includes everything you need to know about your participation in the meeting.

IN THIS SECTION	1.1 VOTING INFORMATION	10
	1.2 BUSINESS OF THE MEETING	13
	1.3 DIRECTOR NOMINEES	16
	1.4 ADDITIONAL INFORMATION	29

EMERA INCORPORATED	9

Notice of Annual Meeting of Common Shareholders and Management Information Circular

1.1	Voting Information

MEETING DETAILS

Emera’s 2024 Annual Meeting is a virtual-only meeting.

You can participate in the Meeting online at https://web.lumiagm.com/407390256, using password: emera2024 (case sensitive).

VOTING DETAILS AND INSTRUCTIONS

You are eligible to receive notice and vote at the Meeting if you are a shareholder as of March 26, 2024 (the “Record Date”). You can vote in advance or during the Meeting.

If you have shares registered in your own name, then you are a registered shareholder.	If your shares are listed in the name of a nominee, then you are a beneficial or non-registered shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name and are likely registered under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can participate in and vote at the Meeting.

Non-registered shareholders who do not duly appoint themselves as proxyholder may still attend the Meeting as guests. Guests can listen to the Meeting, but will not be able to vote at the Meeting or ask questions.

It is important to note that the Meeting is virtual-only via live video webcast and you will not be able to attend in person. We recommend logging in online at least 15 minutes prior to the start of the Meeting. To help ensure that your vote is recorded, make sure that you are connected to the internet at all times. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Please ensure you use the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Please note that internal network security protocols, including firewalls and VPN connections, may block access to the virtual meeting technology. If, during the Meeting, participants experience any difficulty connecting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization.

Shareholders are encouraged to vote in advance of the Meeting as described below under the heading How to Vote in Advance, particularly if they are worried about their ability to remain connected to the internet for the duration of the Meeting.

HOW TO VOTE DURING THE MEETING

Registered Shareholders and Proxyholders

Registered shareholders can participate in the Meeting by logging in to https://web.lumiagm.com/407390256 and entering their 13-digit Control Number as their username, using the password: emera2024 (case sensitive).

If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting, you must register your proxyholder prior to the proxy deadline. Once your proxyholder has been registered, they will receive a Control Number from TSX Trust Company (“TSX Trust”) to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number to log in to the Meeting. For additional information on appointing a proxyholder, please see How to Vote in Advance – Registering Your Proxyholder below.

Proxyholders for all shareholders can participate in the Meeting by logging in in the same manner as for registered shareholders (as described above) and entering the Control Number provided to the proxyholder by TSX Trust.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Beneficial (or Non-Registered) Owners

Non-registered shareholders wishing to participate in the Meeting must:

1.	Appoint themselves as proxyholder;

2.	Register themselves as proxyholder; and

3.	Access the meeting as a proxyholder using the Control Number received after registering as a proxyholder.

If you do not register yourself as proxyholder, you will not receive a Control Number in order to log into the Meeting. The Control Number included in any voting instruction form sent to you will not enable you to log in to the Meeting. A new Control Number will be needed to log in, and one will be issued to you upon registering yourself as a proxyholder.

In order to appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can simply insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the Meeting. However, many Objecting Beneficial Owners located in the United States instead will need to: (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder; and (ii) promptly, following receipt of the legal proxy, submit the legal proxy to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, ON, M1S 0A1 prior to 5:00 p.m. Atlantic time on Tuesday, May 21, 2024.

Once a beneficial or non-registered owner has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from TSX Trust to access the Meeting. The beneficial owner should follow the instructions under Registered Shareholders and Proxyholders above to log in to the virtual meeting as a proxyholder.

There are two kinds of beneficial (non-registered) owners: (i) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares that they own; and (ii) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares that they own.

Non-Objecting Beneficial Owners

Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, TSX Trust.

This is to be completed and returned to TSX Trust in the envelope provided. In addition, TSX Trust provides both telephone voting and internet voting as described on the voting instruction form.

Objecting Beneficial Owners

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent, Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

Please note that if you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting (with sufficient time for your intermediary to act on your instructions prior to the proxy cut-off). If you wish to attend virtually and vote your shares at the Meeting, follow the instructions for doing so provided by your broker or agent.

How Can I Ask Questions at the Meeting?

Shareholders will have an opportunity to ask questions at the Meeting through a chat box in the online Meeting platform. Questions received from shareholders will be read by the chair of the Meeting or a designee of the chair and responded to by a representative of Emera at the applicable point in the Meeting or in the question and answer session.

EMERA INCORPORATED	11

Notice of Annual Meeting of Common Shareholders and Management Information Circular

The chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions from shareholders in order to help ensure as many shareholders as possible will have the opportunity to ask questions, and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

Who Do I Contact If I Cannot Log In to the Meeting?

If you have any difficulties logging in to the Meeting online, please contact LUMI’s online shareholder meeting email support via the address: support-ca@lumiglobal.com.

Even if you currently plan to participate in the Meeting, we encourage you to vote your shares in advance so that your vote will be counted in the event you experience any difficulties.

HOW TO VOTE IN ADVANCE

You can appoint a proxyholder in advance of the Meeting to attend the Meeting and vote your shares for you.

Registering Your Proxyholder

Registered shareholders and beneficial (or non-registered) owners wishing to appoint a proxyholder to participate virtually in the Meeting (including beneficial or non-registered owners wishing to appoint themselves as proxyholder to participate in the Meeting) must contact TSX Trust, Emera’s registrar and transfer agent, before 5:00 p.m. Atlantic time on Tuesday, May 21, 2024 to obtain a new Control Number to use to access the virtual meeting by:

(i)	calling:

1-866-751-6315 (within North America); or

1-416-682-3860 (outside of North America); or

(ii)

going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to request the Control Number by completing an electronic form. This form, once completed and submitted online, will generate a message to TSX Trust to send the Control Number to the designated proxyholder.

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, TSX Trust, to send materials directly to Non-Objecting Beneficial Owners in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you as a Non-Objecting Beneficial Owner; and (ii) executing your proper voting instructions. Please return voting instructions as specified in the request for voting instructions.

Emera will bear costs of delivering shareholder proxy materials and the request for voting instructions, as applicable, to registered shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

Appointment and Revocation of Proxies

The persons named as proxyholders in the enclosed proxy are Jackie Sheppard, Chair of the Board, Scott Balfour, President and Chief Executive Officer (“CEO”), and Brian Curry, Corporate Secretary of the Company.

For a vote by proxy or voting instruction form to be counted, it must be received prior to 5:00 p.m. Atlantic time on Tuesday, May 21, 2024, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. Note, non-registered owners must provide their voting instructions to their intermediary in advance of this deadline so that the intermediary may act on the voting instructions.

The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

You may vote by proxy or voting instruction form via mail, the internet or telephone.

Completion of a proxy gives discretionary authority to the proxyholder to vote as they see fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Balfour or Mr. Curry as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “FOR” the:

•	Election of each of the Director nominees named in this Circular;

•	Appointment of Ernst & Young LLP as Auditors;

•	Authorization of the Directors to establish the Auditors’ fee;

•	Advisory resolution on the Company’s approach to executive compensation.

They will vote in accordance with their best judgement if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count. You will also need to register this person with TSX Trust; see Registering Your Proxyholder.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. Atlantic time on Tuesday, May 21, 2024, or if the meeting is adjourned or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Brian Curry, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or to the chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. If your new voting instructions (including the appointment of a new proxyholder) are received after the proxy cut-off described above, they may only be effective to revoke your previously provided instructions. Similarly, registered shareholders may participate in the Meeting and vote their shares and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restriction on Share Ownership and Voting

Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction.

If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary.

1.2	Business of the Meeting

Our consolidated financial statements for the year ended December 31, 2023, will be received together with the report of the auditor. These consolidated financial statements are contained in our 2023 Annual Report. You will find a copy of our 2023 Annual Report on our website (www.emera.com) and on SEDAR+ (www.sedarplus.com).

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You will also have the opportunity to vote on the following items:

1.

Election of the Board of Directors: The 11 nominees proposed for election as Directors at the 2024 Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Corporate Governance section of this Circular.

All nominees are currently Directors of the Company. Each nominee has indicated their willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next Annual Meeting of shareholders.

Ms. Sheppard, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the 11 nominees unless a shareholder instructs otherwise in their proxy.

The Board of Directors recommends you vote FOR the election of each of the 11 nominated Directors.

2.

Appointment of Auditors: The Audit Committee has assessed the performance and independence of Ernst & Young LLP (“EY”) and the Board of Directors recommends that EY be re-appointed as auditor of the Company and serve until the next Annual Meeting.

The independence of the auditors is of utmost importance to the Audit Committee. Consistent with best practices and its mandate, the Audit Committee annually reassesses the performance and independence of the auditors, with a comprehensive review conducted every five years. These reviews align with the recommendations of the Chartered Professional Accountants of Canada (“CPA Canada”), the Canadian Public Accountability Board (“CPAB”) and the Institute of Corporate Directors. CPA Canada and CPAB recommend periodic comprehensive reviews as the preferred alternative to mandatory firm rotation or re-tendering to address the threat of institutional familiarity and to enhance audit quality.

To help ensure independence, the Audit Committee also reviews and pre-approves any non-audit services to be provided by EY and has a policy restricting the hiring by the Company of former EY partners and employees.

In recommending the appointment of auditors, the Audit Committee considers the benefits and risks of auditor tenure, and the controls and processes in place to help ensure the auditor’s independence, such as mandatory partner rotations. The lead audit partner with EY is rotated at least every five years, with the current lead audit partner having commenced their rotation in 2021.

EY has been Emera’s auditors since 1998. However, until 2018, PricewaterhouseCoopers served as auditors for Tampa Electric Company, Peoples Gas System, and New Mexico Gas Company, which together represent more than 70 per cent of the Company’s total assets at the end of 2023. In addition, until 2012, Grant Thornton, LLP served as auditors for Nova Scotia Power Incorporated. In 2017, the Company initiated a competitive process for external audit services. The process was overseen by the Audit Committee, which selected EY as auditors for Emera’s full business starting in 2018.

The recommendation to appoint EY as auditor for 2024 is based on a comprehensive review of EY’s performance conducted by the Audit Committee in 2022, and an updated annual review by the Audit Committee in 2023.

Ms. Sheppard, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the appointment of EY as auditors of the Company, to hold office until the close of the next Annual Meeting, unless a shareholder specifies their shares be withheld from voting.

The Board of Directors recommends you vote FOR the appointment of Ernst & Young LLP as auditors of the Company.

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3.

Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by EY, during the last two fiscal years ended December 31, 2023 and December 31, 2022, were as follows:

Service fee	2023 ($)	2022 ($)
Audit fees	$3,910,266	$2,018,989
Audit-related fees (1)	174,410	19,600
Tax fees (2)	39,450	337,999
All other fees	75,000	—

Total	$4,199,126	$2,376,588

(1)	Audit-related fees for Emera relate to fees associated with agreed-upon procedures over rate-case filings and the audit of pension plans.
(2)	Tax fees for Emera relate to tax compliance services and general tax consulting advice on various matters.

The Auditors’ fees for EY in 2023 are reflective of market rates for professional services, which have increased substantially in recent years. The Auditors’ fees for 2022 were the last year in a five-year fee arrangement between the Company and EY.

Ms. Sheppard, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the authorization of Directors to establish the Auditors’ fee for 2024, unless a shareholder instructs otherwise in their proxy.

The Board of Directors recommends that you vote FOR the authorization of Directors to establish the Auditors’ fee for 2024.

4.

Advisory Vote on Executive Compensation (‘say on pay’): You will be asked to consider and approve, on an advisory basis, the resolution stated below on Emera’s approach to executive compensation as disclosed in this Circular. This advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. At the 2022 and 2023 Annual Meetings, Emera’s approach to executive compensation was approved with 94.64% in 2022 and 94.46% in 2023, respectively, of the votes cast “FOR” the advisory resolution on executive compensation.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the MRCC’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “FOR” or “Against” our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2024 Annual Meeting of Shareholders of Emera Incorporated.”

Since your vote is advisory, it will not be binding on the Board; however, the Board, and in particular the MRCC, will seriously consider the outcome of the vote and may communicate with certain shareholders as a follow-up matter as part of its ongoing review of executive compensation.

Ms. Sheppard, Mr. Balfour and Mr. Curry intend to vote proxies received “FOR” the non-binding advisory resolution on executive compensation, unless otherwise instructed.

The Board of Directors recommends you vote FOR the non-binding advisory resolution on executive compensation.

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1.3	Director Nominees

There are 11 individuals nominated to serve on the Board. All Director nominees, except Mr. Balfour, are considered by the Board to be independent. Mr. Balfour is not considered independent because he is also the President and CEO of the Company. For more information about the Company’s definition of independence, see Director and Chair Independence in the Corporate Governance section later in this Circular.

DIRECTOR NOMINEES AT A GLANCE

Name (1)	Occupation	Age	Independent	Residency	% Votes in favour at 2023 AGM	2023 Committees	All Board meetings (5)	Year Turning 72 years (6)
Scott Balfour (2)	Chief Executive Officer	59	No	Canada	99.72	N/A	100%	2036
Director since 2018
James Bertram	Corporate Director	68	Yes	Canada	99.48	HSE	100%	2028
Director since 2018						MRCC
Henry Demone	Corporate Director	69	Yes	Canada	95.98	MRCC (Chair)	100%	2027
Director since 2014						NCGC
Paula Gold-Williams	Corporate Director	61	Yes	United States	99.55	HSEC	88%	2035
Director since 2022						Audit
Kent Harvey	Corporate Director	66	Yes	United States	99.24	Audit (Chair)	100%	2030
Director since 2017						HSEC
Lynn Loewen	Corporate Director	63	Yes	Canada	99.57	Audit	100%	2033
Director since 2013						HSEC
						RSC
Brian Porter (3)	Corporate Director	66	Yes	Canada	N/A	N/A	N/A	2030
Director since 2024
Ian Robertson	Corporate Director	64	Yes	Canada	99.65	Audit	100%	2031
Director since 2022						RSC
Jackie Sheppard (4)	Corporate Director	68	Yes	Canada	99.11	Board (Chair)	100%	2028
Director since 2009
Karen Sheriff	Corporate Director	66	Yes	Canada	99.42	MRCC	100%	2030
Director since 2021						RSC
						NCGC
Jochen Tilk	Corporate Director	60	Yes	Canada	99.05	RSC (Chair)	100%	2035
Director since 2018						MRCC
						NCGC

(1)	Information about each Director Nominee is current as of the date of this Circular, unless otherwise noted.
(2)	Mr. Balfour, as President and CEO, does not serve as a member of any Committee but attends all Committee meetings.
(3)	Mr. Porter was appointed in March 2024.
(4)	Ms. Sheppard is not a member of any Board Committee but attends all Committee meetings as Chair of the Board.
(5)	This reflects attendance at all scheduled Board meetings and special Board meetings scheduled on short notice.
(6)

In the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated for re-election. See Board Renewal in the Corporate Governance section later in this Circular.

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See pages 38 and 41 for more information about Director tenure and diversity, respectively.

DIRECTOR NOMINEE PROFILES

The profiles that follow provide important information on each of the 11 Director nominees, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience. (1)

Committee memberships and meeting attendance (where applicable) for meetings held in 2023, as well as any memberships on other public company boards in the last five years, is also provided.

Also included in the profiles, is information about the common shares and deferred share units (“DSUs”) of Emera held as of the last trading day of each year by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2021	63.22
December 30, 2022	51.75
December 29, 2023	50.30

All Director nominees are required to meet Emera’s share ownership guideline. The information below details their status under the guideline. For further information regarding the required level of share ownership for Emera’s Directors, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Balfour, see Executive Share Ownership Requirements and Anti- Hedging Policy in the Statement of Executive Compensation later in this Circular.

(1)	Information about each Director Nominee is current as of the date of this Circular, unless otherwise noted.

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SCOTT BALFOUR

Director Since: 2018	Not Independent, President and CEO of Emera

Halifax, Nova Scotia

Canada

Age: 59

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.72%

Other Public Company Boards

(last five years)

•	Martinrea International Inc.
(June 2013 to June 2020)

Mr. Balfour was appointed President and CEO of Emera and became a Director of the Board in 2018.

Mr. Balfour first joined Emera in 2012 as Chief Financial Officer (“CFO”), later becoming CEO. Before joining Emera, he held a variety of roles, including President and CFO at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries and serves as Chair of the Boards of Tampa Electric Company, Nova Scotia Power Incorporated and Peoples Gas System, Inc. He also serves as Director of the Business Council of Canada. He is a former Director of Martinrea International Inc. and past-Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour’s strong experience in finance, operations, and as a public company executive provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets, along with his experience in growing a business through the development and execution of strategy, and through mergers and acquisitions, as well as leading teams and structuring systems to manage that growth, are tremendous assets for Emera.

Board and Committee membership	Attendance	Total
• Board (1)	8 of 8	100%

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
889,053	177,096	7,032,393

Emera Securities held (2)
	2021	2022	2023
Common shares (3)	63,242	72,392	76,190
DSUs	105,870	122,135	139,809
Value of shares and DSUs ($)	10,691,261	10,066,772	10,864,756
Status under Executive Share Ownership Requirements (4)	As President and CEO of Emera,
Mr. Balfour is subject to Executive
Share Ownership Requirements. This
requires that he own shares and/or DSUs
valued at no less than five times his
salary. He owns shares and DSUs valued
at 9.6x of the Executive Share
	Ownership Requirements.

(1)	Mr. Balfour, as President and Chief Executive Officer, does not serve on any of the Board Committees but attends all Committee meetings.
(2)	As stated on page 17, the information about the common shares and DSUs held by each Director nominee is as of the last trading day of each year for the past three years.
(3)	Includes all shares controlled directly or indirectly by Mr. Balfour.
(4)	For more information, see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular.

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JAMES BERTRAM

Director Since: 2018	Independent Director

Calgary, Alberta

Canada

Age: 68

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation

2023 Annual Meeting Votes for: 99.48%

Other Public Company Boards

(last five years)

•	Keyera Corp. (March 2003 to present)
•	Methanex Corporation (October 2018 to present)

Mr. Bertram has been Director of Emera since July 2018. He became a member of the Management Resources and Compensation Committee in November 2018. He was appointed Chair of the Health, Safety and Environment Committee in May 2019.

Mr. Bertram was CEO of Keyera Corp., one of Canada’s leading publicly traded midstream oil and gas operators, from its inception in 1998 until 2015 when he became Executive Chair. He retired as an officer of Keyera in 2016. Prior to this, he was Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a corporate director and is the Chair of the Board of Keyera Corp. He is also a Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience in growing a business and completing major acquisitions, while also enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Health, Safety and Environment Committee (Chair)	3 of 3	100%
• Management Resources and Compensation Committee	6 of 6	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
295,500	Nil	295,500

DSUs awarded and held
2023 share-based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
295,500	(35,272)	1,583,099

Emera Securities held
	2021	2022	2023
Common shares	6,470	14,170	14,170
DSUs	18,723	24,325	31,473
Value of shares and DSUs ($)	1,592,701	1,992,140	2,295,850
Status under share ownership guideline (1)	Mr. Bertram owns shares and DSUs valued at over 8.3x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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HENRY DEMONE

Director Since: 2014	Independent Director

Lunenburg, Nova Scotia

Canada

Age: 69

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Customer/Stakeholder
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation

2023 Annual Meeting Votes for: 95.98%

Other Public Company Boards (last five years)

•	Saputo Inc. (June 2012 to present)
•	High Liner Foods Inc. (August 1989 to May 2019)

Mr. Demone joined Emera’s Board in September 2014. At that time, he also became a member of the Management Resources and Compensation Committee, and became Chair of the Committee in May 2021. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

Mr. Demone is the former Chair of High Liner Foods Inc. of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He became President of High Liner Foods Inc. in 1989. In 1992, he was appointed President and CEO, a position he held until May 2015. He was reappointed CEO of High Liner Foods on an interim basis from August 2017 until April 2018.

Mr. Demone is a corporate director and currently sits on the board of Saputo Inc., a Montreal-based dairy company that produces, markets and distributes a wide array of dairy products. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-United States citizen to be named Chair of the National Fisheries Institute, a United States national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Management Resources and Compensation Committee (Chair)	6 of 6	100%
• Nominating and Corporate Governance Committee	6 of 6	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
295,500	Nil	295,500

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	(55,003)	2,170,171

Emera Securities held
	2021	2022	2023
Common shares	9,062	9,062	9,062
DSUs	33,763	37,933	43,145
Value of shares and DSUs ($)	2,707,397	2,432,006	2,625,990
Status under share ownership guideline (1)	Mr. Demone owns shares and DSUs valued at over 9.5x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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PAULA GOLD-WILLIAMS

Director Since: 2022	Independent Director

San Antonio, Texas

United States

Age: 61

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.55%

Other Public Company Boards (last five years)

•	ReNew Energy Global Plc (August 2023 to present)

Ms. Gold-Williams joined Emera’s Board in February 2022. She became a member of the Audit Committee and the Health, Safety and Environment Committee in May 2022.

Ms. Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Before becoming CEO in 2015, she served in positions of increasing responsibility during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams is a corporate director and serves as Co-Chair of the Keystone Policy Center, having been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons’ Global Smart Cities & Communities Initiatives and Think Tank. She also serves on the United States Secretary of Energy’s Advisory Board (“SEAB”) and is a member of the board of directors of ReNew Energy Global Plc, a renewable energy company based in India. Previously, Ms. Gold-Williams held other board positions, including First Vice Chair of the Electric Power Resource Institute (“EPRI”), a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch, and a past-Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a Bachelor of Business Administration in accounting from St. Mary’s University in Texas. She earned her Master of Business Administration in Finance and Accounting from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

As the former President and CEO of CPS Energy, the largest municipally owned electric and natural gas utility in the United States, with a diverse mix of nuclear, coal, gas, wind, solar generation, and battery storage, Ms. Gold-Williams’ skills and experience in developing business strategies focused on consistently prioritizing customers, community, and employees is tremendously important to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	7 of 8	88%
• Health, Safety and Environment Committee	3 of 3	100%
• Audit Committee	5 of 5	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
330,090	Nil	330,090

DSUs awarded and held
2023 share-based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
330,090	(6,452)	563,549

Emera Securities held
	2021	2022	2023
Common shares	Nil	Nil	Nil
DSUs	Nil	4,450	11,204
Value of shares and DSUs ($)	Nil	230,280	563,549
Status under share ownership guideline (1)	Ms. Gold-Williams owns shares valued at over 2x the Annual Director’s retainer. She has until February 2025 to meet the share ownership guideline.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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KENT HARVEY

Director Since: 2017	Independent Director

New York, New York

United States

Age: 66

Skills and Experience

•	CEO/Senior Executive
•	Governance
•	Risk Management
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.24%

Other Public Company Boards (last five years)

None

Mr. Harvey joined Emera’s Board in November 2017 and was appointed to the Audit Committee at that time. He became Chair of the Audit Committee in June 2020. He has been a member of the Health, Safety and Environment Committee since May 2019.

Mr. Harvey is former CFO for San Francisco-based PG&E Corporation, the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E Corporation in 2016.

Born in Montreal, Mr. Harvey is a naturalized United States citizen. He holds a bachelor’s degree in economics and a master’s degree in engineering, both from Stanford University. He volunteers as a crisis services provider at the Trevor Project, a United States non-profit organization that is focused on suicide prevention among LGBTQ youth.

Mr. Harvey is an experienced energy industry leader and strategic thinker with deep financial knowledge and strong expertise in United States markets, making him a significant asset to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Audit Committee (Chair)	5 of 5	100%
• Health, Safety and Environment Committee	3 of 3	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
350,420	8,213	358,633

DSUs awarded and held
2023 share-based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	(31,649)	1,316,130

Emera Securities held
	2021	2022	2023
Common shares	Nil	Nil	Nil
DSUs	15,624	21,827	26,166
Value of shares and DSUs ($)	987,749	1,129,530	1,316,130
Status under share ownership guideline (1)	Mr. Harvey owns DSUs valued at over 4.7x the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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LYNN LOEWEN, FCPA, FCA

Director Since: 2013	Independent Director

Westmount, Quebec

Canada

Age: 63

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.57%

Other Public Company Boards (last five years)

•	National Bank of Canada (2022 to present)

Ms. Loewen has been a Director of Emera since February 2013. She has been a member of the Audit Committee since May 2013 and the Health, Safety and Environment Committee since May 2017. In September 2021, she became a member of the Risk and Sustainability Committee.

Ms. Loewen is the former President of Minogue Medical Inc., a Canadian supplier of innovative medical technologies, supplies and equipment. From 2008 to 2011, she was President of Expertech Network Installation Inc., a Canadian network infrastructure service provider. She also held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Earlier in her career, she was with Air Canada Jazz where she held positions of increasing responsibility, including Vice President of Corporate Services and CFO.

Ms. Loewen is a member of the Board of Directors of National Bank of Canada, a Canadian Chartered Bank, Chair of its Audit Committee and a member of its Technology Committee. Ms. Loewen was a member of the board of directors of Xplore Inc., a Canadian broadband service provider, and a member of its Audit Committee from 2021 to 2023. She is also a former member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit and Conflicts Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the Governance Committee from 2003 to 2006.

Ms. Loewen has been the Chancellor of Mount Allison University in Sackville, New Brunswick, a member of the Executive Committee and Chair of its Nominating and Governance Committee since 2018. She was a member of the Board of Regents from 1998 to 2008, serving as Chair from 2007–2008.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University. She is a Fellow of the Chartered Professional Accountants and has received the Directors’ designation from the Institute of Corporate Directors.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for the Emera Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Audit Committee	5 of 5	100%
• Health, Safety and Environment Committee	3 of 3	100%
• Risk and Sustainability Committee	3 of 3	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
296,000	Nil	296,000

DSUs awarded and held
2023 share-based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
296,000	(78,193)	3,153,147

Emera Securities held
	2021	2022	2023
Common shares	4,490	4,490	4,490
DSUs	46,982	53,926	62,687
Value of shares and DSUs ($)	3,254,060	3,023,033	3,378,994
Status under share ownership guideline (1)	Ms. Loewen owns shares and DSUs valued at over 12.2x the value of the Annual Director’s retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA INCORPORATED	23

Notice of Annual Meeting of Common Shareholders and Management Information Circular

BRIAN PORTER

Director Since: 2024	Independent Director

Toronto, Ontario

Canada

Age: 66

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

Other Public Company Boards (last five years)

•	Fairfax Financial Holdings Ltd. (April 2023 to present)
•	Bank of Nova Scotia (November 2013 to January 2023)

Mr. Porter joined the Emera Board on March 6, 2024.

Mr. Porter was the President and CEO of the Bank of Nova Scotia, operating as Scotiabank, a global bank operating in Canada and the Americas, from November 2013 until his retirement in January 2023.

Mr. Porter is Chair of the Board of Governors of Huron University College at Western University, Chair of the Ontario Infrastructure Bank and Chair of the Atlantic Salmon Board (Canada). He previously served as Chair of the University Health Network (“UHN”) Board of Trustees.

He is a Director of the Fairfax Financial Holdings Ltd.

Mr. Porter received a Bachelor of Commerce from Dalhousie University, and was awarded an Honorary Doctor of Laws from Dalhousie University in 2008 and from Ryerson University in 2018. He is a graduate of the Advanced Management Program of the Harvard Business School.

Mr. Porter’s extensive experience in banking and capital markets and as a public company executive leading one of Canada’s largest chartered banks through a period of significant growth and expansion are significant assets for the Emera Board.

Board and Committee membership	Attendance	Total
• Board (1)	N/A	N/A

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
Nil	Nil	Nil

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
Nil	Nil	Nil

Emera Securities held
	2021	2022	2023
Common shares	Nil	Nil	10,000
DSUs	Nil	Nil	Nil
Value of shares and DSUs ($)	Nil	Nil	503,000
Status under share ownership guideline (2)	Mr. Porter joined the Board in March 2024 and owns common shares valued at over 1.8x the value of the Annual Director’s retainer. He has until March 2027 to meet the share ownership guideline.

(1)	Mr. Porter joined the Board of Directors in March 2024 and therefore did not attend any Board or Committee meetings during 2023.
(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

IAN ROBERTSON

Director Since: 2022	Independent Director

Oakville, Ontario

Canada

Age: 64

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.65%

Other Public Company Boards

(last five years)

•	Embark Technology, Inc. (November 2021 to August 2023)
•	Northern Genesis Acquisition Corp. III (March 2021 to May 2023)
•	Largo Resources Ltd. (March 2021 to July 2022)
•	Lion Electric Company (May 2021 to November 2021)
•	Northern Genesis Acquisition Corp. (August 2020 to May 2021) (1)
•	Northern Genesis Acquisition Corp. II (January 2021 to November 2021) (2)
•	Algonquin Power & Utilities Corp. (December 2009 to July 2020)
•	Atlantica Sustainable Infrastructure plc (March 2018 to April 2020)

Mr. Robertson joined Emera’s Board in February 2022. He became a member of the Audit Committee and the Risk and Sustainability Committee in May 2022.

Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. He is a principal of the Northern Genesis Capital Group, an investment group focused on identifying and acquiring energy transition businesses that demonstrate strong sustainability and environmental, social and governance alignment. He is the former CEO of Algonquin Power & Utilities Corp. (“Algonquin Power”), a publicly traded, diversified, international generation, transmission, and distribution utility. He was also the founder and principal of Algonquin Power’s predecessor, Algonquin Power Corporation Inc., a private independent power developer formed in 1988.

Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science from the University of Waterloo. He earned a Master of Business Administration from York University’s Schulich School of Business. He holds a Chartered Financial Analyst designation, as well as a global professional Master of Laws from the University of Toronto. He received a Chartered Director designation from the Directors College of McMaster University.

During his time as CEO of Algonquin Power and its predecessor entities, Mr. Robertson led the organization through a period of extraordinary growth. His entrepreneurial approach to building a leading North American regulated utility business, focused on renewable energy, is a distinct asset to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Audit Committee	5 of 5	100%
• Risk and Sustainability Committee	3 of 3	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
285,500	Nil	285,500

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
285,500	(5,673)	490,772

Emera Securities held
	2021	2022	2023
Common shares	7,950	12,600	32,600
DSUs	Nil	3,912	9,757
Value of shares and DSUs ($)	502,599	854,503	2,130,552
Status under share ownership guideline (3)	Mr. Robertson owns shares and DSUs valued at over 7.7x the value of the Annual Director’s retainer; therefore, the guideline has been met.

(1)	Mr. Robertson was a member of the board of Northern Genesis Acquisition Corp. from August 2020 to May 2021 when it merged with Lion Electric Company.
(2)	Mr. Robertson was on the board of directors of Northern Genesis Acquisition Corp. II from January 2021 to November 2021, when it merged with Embark Technology, Inc.
(3)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA INCORPORATED	25

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JACKIE SHEPPARD

Director Since: 2009	Independent Director

Calgary, Alberta

Canada

Age: 68

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.11%

Other Public Company Boards

(last five years)

•	Suncor Energy Inc. (July 2022 to present)
•	ARC Resources Ltd. (March 2021 to present)
•	Seven Generations Energy Ltd. (May 2016 to March 2021) (1)

Ms. Sheppard has been a Director of Emera since February 2009 and became Chair of the Board in May 2014.

She was a member of the Management Resources and Compensation Committee from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO transaction and the equity offering completed in December 2016. She was also Chair of the ad hoc committee formed by the Board in November 2017 to oversee the equity offering completed in December 2017.

Ms. Sheppard is a former Director of Emera’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She is a corporate director and currently sits on the boards of Suncor Energy Inc., a Canadian integrated energy company, and ARC Resources Ltd., a publicly traded Canadian energy company. She was founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that was sold in July 2021. She is a former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company, and the Alberta Investment Management Corporation (“AIMCo”), an institutional investment manager, as well as a former director of the general partner of Pacific Northwest LNG LP. She also served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown corporation, until June 2014.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University. She earned a Bachelor of Laws (Honours) from McGill University and a Bachelor of Arts from Memorial University of Newfoundland. She was awarded an honorary Doctor of Laws from Memorial University in 2019. In 2008, Ms. Sheppard was appointed the King’s Counsel designation and in 2023 became a Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors.

With her extensive experience as an executive in the energy industry, and as a director of public, private and Crown corporations, Ms. Sheppard’s expertise in strategic planning, business development, public markets, legal and governance is of significant value to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board (Chair) (2)	8 of 8	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
460,000	N/A	460,000

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
460,000	(166,636)	6,550,132

Emera Securities held
	2021	2022	2023
Common shares	11,947	11,947	11,947
DSUs	102,707	114,921	130,221
Value of shares and DSUs ($)	7,248,426	6,565,436	7,151,066
Status under share ownership guideline (3)	Ms. Sheppard owns shares and DSUs valued at over 15x the value of the Annual Chair’s retainer; therefore, the guideline has been met.

(1)	Ms. Sheppard was a member of the Board of Seven Generations Energy Ltd. from May 2016 until March 31, 2021, when it merged with ARC Resources Ltd.
(2)	Ms. Sheppard attended all Committee meetings in 2023 in her capacity as Chair of the Board.
(3)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

KAREN SHERIFF

Director Since: 2021	Independent Director

Picton, Ontario

Canada

Age: 66

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Customer/Stakeholder
•	Energy Sector or Utility Sector
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation
•	Financial Literacy and Accounting
•	Government Relations, Public Policy and Regulatory

2023 Annual Meeting Votes for: 99.42%

Other Public Company Boards

(last five years)

•	BCE Inc. (April 2017 to present)
•	WestJet Airlines Ltd. (January 2016 to December 2019)

Ms. Sheriff joined Emera’s Board in February 2021. She became a member of the Management Resources and Compensation Committee in May 2021 and a member of the Risk and Sustainability Committee in September 2021. She became a member of the Nominating and Corporate Governance Committee in May 2023.

Ms. Sheriff is a corporate director and the former President and CEO of Q9 Networks Inc., a data centre services provider. From 2008 to 2014, she was President and CEO of Bell Aliant, Inc., a telecommunications company. She was in senior leadership positions for more than nine years with BCE Inc. and currently serves on the Board of Directors of BCE Inc. She also spent over 10 years at United Airlines in the areas of marketing, strategy, human resources, and finance.

Ms. Sheriff is a former member of the boards of CPP Investments and WestJet Airlines Ltd. Ms. Sheriff received her master of Business Administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc. and named Woman of the Year by Canadian Women in Communications. She has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience, including as CEO of a public company and as a leader in the transformation of Bell Aliant, Ms. Sheriff brings 20 years of technology- based industry experience. Along with this, her experience in leading a regulated utility and her involvement in significant mergers and acquisitions, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex, make Ms. Sheriff a valuable member of Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Management Resources and Compensation Committee	6 of 6	100%
• Risk and Sustainability Committee	3 of 3	100%
• Nominating and Corporate Governance Committee (1)	4 of 4	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
286,779	Nil	286,779

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
286,779	(13,212)	767,729

Emera Securities held
	2021	2022	2023
Common shares	1,000	1,000	1,000
DSUs	4,379	9,112	15,263
Value of shares and DSUs ($)	340,060	523,285	818,029
Status under share ownership guideline (2)	Ms. Sheriff owns shares and DSUs valued at over 2.9x the value of the Annual Director’s retainer. She has until February 2026 to meet the guideline.

(1)	Ms. Sheriff was appointed a member of the Nominating and Corporate Governance Committee on May 24, 2023 and has attended all meetings of this Committee since being appointed.
(2)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

EMERA INCORPORATED	27

Notice of Annual Meeting of Common Shareholders and Management Information Circular

JOCHEN TILK

Director Since: 2018	Independent Director

Toronto, Ontario

Canada

Age: 60

Skills and Experience

•	CEO/Senior Executive
•	Sustainability/ESG
•	Governance
•	Risk Management
•	Strategic Planning, M&A or Growth Strategy
•	Talent Management and Executive Compensation

2023 Annual Meeting Votes for: 99.05%

Other Public Company Boards

(last five years)

•	AngloGold Ashanti Plc (January 2019 to present)

Mr. Tilk has been a Director of Emera since July 2018. He became a member of the Management Resources and Compensation Committee in May 2019 and the Nominating and Corporate Governance Committee in May 2021. He was appointed Chair of the newly established Risk and Sustainability Committee in September 2021, and served as a member of the Audit Committee from November 2018 until May 2021.

Mr. Tilk is the former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. He is the former President and CEO of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and CEO.

Mr. Tilk is a corporate director and currently serves on the board of AngloGold Ashanti Plc, a publicly listed international gold mining company based in London, UK. He is also Vice-Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization in Toronto, Ontario. He is the former Chair of the Board of Canpotex Limited, a Canadian potash exporter, and a former Director of the Fertilizer Institute, a United States-based industry organization. He is also a former director of the International Fertilizer Association.

Mr. Tilk received his master in mining engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk’s track record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera’s Board.

Board and Committee membership	Attendance	Total
• Board	8 of 8	100%
• Risk and Sustainability Committee (Chair)	3 of 3	100%
• Management Resources and Compensation Committee	6 of 6	100%
• Nominating and Corporate Governance Committee	6 of 6	100%

Total compensation
Fees earned in 2023 ($)	All other compensation ($)	Total ($)
306,000	Nil	306,000

DSUs awarded and held
2023 share- based awards ($)	Total 2023 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
306,000	(32,177)	1,480,356

Emera Securities held
	2021	2022	2023
Common shares	Nil	Nil	Nil
DSUs	16,523	22,191	29,431
Value of shares and DSUs ($)	1,044,584	1,148,399	1,480,356
Status under share ownership guideline (1)	Mr. Tilk owns DSUs valued at over 5.3x the value of the annual Director retainer; therefore, the guideline has been met.

(1)

Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. For more information, see Director Share Ownership Guideline in the Corporate Governance section later in this Circular.

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1.4	Additional Information

2023 BOARD AND COMMITTEE MEETING ATTENDANCE

The total number of Board and Committee Meetings held in 2023 with overall Director attendance is summarized in the table and graph below.

Type of meeting	Number of meetings	Overall attendance
Board	8	99%
Audit Committee	5	100%
Health, Safety and Environment Committee	3	100%
Management Resources and Compensation Committee	6	100%
Nominating and Corporate Governance Committee	6	100%
Risk and Sustainability Committee	3	100%

Total meetings:	31

DIRECTOR NOMINEE SKILLS AND EXPERIENCE

The following table shows the skills and experience of each Director nominee in areas identified as necessary for effective oversight of Emera given its current operations and strategy. These qualifications are considered in reviewing Board succession and recruiting new Board members.

Name of Director Nominees	CEO/Senior Executive	Sustainability /ESG	Governance	Risk Management	Customer/ Stakeholder	Energy Sector or Utility Sector	Strategic Planning, M&A or Growth Strategy	Talent Management and Executive Compensation	Financial Literacy and Accounting	Government Relations, Public Policy and Regulatory
Scott Balfour	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
James Bertram	✓	✓	✓		✓	✓	✓	✓
Henry Demone	✓	✓	✓		✓		✓	✓
Paula Gold-Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kent Harvey	✓		✓	✓		✓	✓		✓	✓
Lynn Loewen	✓	✓	✓	✓	✓		✓	✓	✓	✓
Brian Porter	✓	✓	✓	✓	✓		✓	✓	✓	✓
Ian Robertson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jackie Sheppard	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Karen Sheriff	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jochen Tilk	✓	✓	✓	✓			✓	✓

Total Number of Directors with Skills	11	10	11	9	9	7	11	10	8	8

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Description of Skills and Experience

CEO/Senior Executive – CEO or senior executive experience with a large organization.

Sustainability/ESG – Experience as a senior executive leading, or as a director with oversight responsibilities for, a significant number of environmental, social and governance programs, sustainable practices and policies (including those in relation to climate risk), corporate social responsibility programs and/or diversity, equity and inclusion initiatives.

Governance – Experience with corporate governance practices and principles at a major organization.

Risk Management – Experience overseeing the various risks facing an organization, with oversight of appropriate policies and procedures to effectively manage risk.

Customer/Stakeholder – Experience as a senior executive in a customer-centric product or service company.

Energy Sector or Utility Sector – Has been a senior executive of a public utility or energy company.

Strategic Planning, M&A or Growth Strategy – Experience defining and driving strategic direction and growth, including leading complex merger and acquisitions (“M&A”) transactions, or leading the growth or transformation of a company.

Talent Management and Executive Compensation – Experience in oversight of executive compensation and incentive- based compensation programs. Experience with talent recruitment and management, workplace culture, equity, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company.

Financial Literacy and Accounting – Experience in corporate finance, overseeing complex financial transactions; experience in financial accounting and reporting, auditing, and internal controls.

Government Relations, Public Policy and Regulatory – Experience in the workings of government and public policy in Canada or the United States, and/or experience within a public or major private corporation with complex legal and regulatory regimes in Canada or the United States.

MAJORITY VOTING FOR ELECTION OF DIRECTORS

The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director and in compliance with Subsection 461.3 of the TSX Company Manual, the Board has adopted a Majority Voting Policy for Directors.

Majority Voting Policy

Should a Director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting.

The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “FOR” vote at the Company’s meetings of shareholders.

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2023 ANNUAL MEETING VOTING RESULTS

The following table provides the voting results for each item of business at the 2023 Annual Meeting on May 24, 2023 voted on by the common shareholders of the Company, being the only class of shares allowed to vote.

98% was the average vote in favour of our Director Nominees at the 2023 Annual Meeting.

	Number of Votes				Percentage of Votes Cast
Resolutions	For	Against	Withheld	Total	For	Against	Withheld
1. ELECTION OF DIRECTORS:
• Scott C. Balfour	126,113,586		348,073	126,461,659	99.72%		0.28%
• James V. Bertram	125,800,820		660,839	126,461,659	99.48%		0.52%
• Henry E. Demone	121,382,512		5,079,147	126,461,659	95.98%		4.02%
• Paula Y. Gold-Williams	125,895,546		566,113	126,461,659	99.55%		0.45%
• Kent M. Harvey	125,506,742		954,917	126,461,659	99.24%		0.76%
• B. Lynn Loewen	125,916,889		544,770	126,461,659	99.57%		0.43%
• Ian E. Robertson	126,020,644		441,015	126,461,659	99.65%		0.35%
• Andrea S. Rosen	114,345,383	12,116,276		126,461,659	90.42%		9.58%
• M. Jacqueline Sheppard	125,338,192		1,123,467	126,461,659	99.11%		0.89%
• Karen H. Sheriff	125,733,316		728,343	126,461,659	99.42%		0.58%
• Jochen E. Tilk	125,263,299		1,198,360	126,461,659	99.05%		0.95%
2. APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS	108,697,775	18,443,759		127,141,534	85.49%		14.51%
3. DIRECTORS TO ESTABLISH AUDITORS’ FEE	122,214,744	4,245,431		126,460,175	96.64%	3.36%
4. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	119,452,487	7,007,988		126,460,475	94.46%	5.54%
5. STOCK OPTION PLAN	120,852,667	5,607,808		126,460,475	95.57%	4.43%
VOTES AVAILABLE	271,424,515
VOTES RECEIVED	127,141,534

CERTAIN PROCEEDINGS

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	Are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, CEO or CFO of any company that:

(i)

Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, CEO or CFO; or

(ii)

Was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)

Are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

Have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

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2.	Corporate Governance

Emera is committed to strong corporate governance. We review our approach to corporate governance annually and monitor best practices to help ensure we are continually enhancing our practices to create and preserve long-term shareholder value.

IN THIS SECTION	2.1 CORPORATE GOVERNANCE PRACTICES	33

	2.2 BOARD OF DIRECTORS – ABOUT THE BOARD	34

	2.3 STRATEGIC OVERSIGHT	43

	2.4 RISK MANAGEMENT	49

	2.5 ETHICAL BUSINESS CONDUCT	50

	2.6 TRANSPARENCY AND DISCLOSURE	51

	2.7 COMMITTEES OF THE BOARD OF DIRECTORS	53

	2.8 DIRECTOR COMPENSATION	60

	2.9 ADDITIONAL INFORMATION	64

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2.1	Corporate Governance Practices

Emera’s commitment to strong governance forms the foundation of our business and our commitment to shareholders. The Board annually reviews its approach to corporate governance. It monitors governance best practices, emerging trends of proxy advisors and other sources of governance thought leadership with a view to aligning Emera’s strategy with its governance practices to create and preserve long-term shareholder value.

HIGHLIGHTS OF EMERA’S CORPORATE GOVERNANCE PRACTICES

•	Director Independence. All Emera Directors are independent from management except Emera’s President and CEO.

•	Board and Committee Leadership. The Charter of the Chair of the Board and position descriptions for Committee Chairs describe the roles and responsibilities for these leadership positions.

•	Separation of Chief Executive Officer and Board Chair.

•	Independent Directors meet without Management. The Board and each Committee hold an in-camera session at each meeting that excludes management, including the CEO.

•

Director Recruitment. Directors are recruited on the basis that they will make a strong contribution and have the background, diversity, skills and experience needed in light of the Company’s strategy and long-term business plans.

•

Board Renewal. The Board oversees the processes and mechanisms for renewal of the Board, which include a robust Director recruitment process, established internal governance practices, an annual Board and Director performance assessment process and consideration of established renewal principles.

•

Robust Board and Director Performance Assessments Process. The Board annually assesses its performance and that of its Chair, individual Directors and Board Committees in an effort to continuously improve its performance.

•

Board Diversity. The Board has a Board Diversity Policy which sets out a framework for promoting diversity on the Board. The Board endeavours to ensure that women and men each comprise no less than 40 per cent of the independent Directors and that the benefits of diversity are considered when identifying and considering qualified nominees for the Board.

•	Director Orientation. In-depth orientation to the Board and the Company to allow new Directors to efficiently and effectively step into their role.

•

Ongoing Director Education. Directors participate in training and education on special topics of focus or interest and regular site visits are organized to operating facilities and offices. Directors are also encouraged to pursue education opportunities of relevance to the Company to familiarize themselves with the Company’s business, investments and key personnel.

•

Board Oversight of environmental, social and governance (“ESG”) matters, including climate issues. In 2021, the Board established the Risk and Sustainability Committee whose mandate includes responsibility for overseeing the Company’s approach to sustainability and its performance relative to its sustainability objectives.

•	Rigorous Risk Management Process. The Board oversees the Company’s risk management framework and risk management with the support of the Board’s Risk and Sustainability Committee.

•	Strong Cybersecurity Oversight. Cybersecurity risk is overseen by the Board, with a report provided to the Risk and Sustainability Committee on a quarterly basis.

•

Committees of the Board. Five standing Committees assist the Board in carrying out its responsibilities: the Audit Committee, the Management Resources and Compensation Committee the Nominating and Corporate Governance Committee, the Risk and Sustainability Committee and the Health, Safety and Environment Committee. Ad hoc special committees are struck from time to time as needed for specific matters.

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•	Share Ownership Requirement. A Director must own a minimum of three times (3x) the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two.

•

Culture of Integrity. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which is overseen by the Nominating and Corporate Governance Committee.

•	Shareholder Engagement. Shareholders can communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.

OPERATING COMPANY GOVERNANCE

Emera’s operating companies also have robust and disciplined governance processes that align to reflect Emera’s governance principles. In our largest operating companies, external, independent and local Directors are added to the operating company Board until they form a majority on the Board. Local Directors bring additional connection to the community where the business is located.

The Chair of each operating company Board is elected in accordance with the operating company’s organizational documents and is typically Emera’s CEO or an Emera executive based on the CEO’s recommendation. Additional Emera and operating company executives may also be Directors but, combined, would typically form a minority of the Board. Emera’s operating companies seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

As the parent company, Emera provides certain corporate-wide services to its operating companies. These include safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies such as Emera’s safety management system are either expressly adopted by an operating company Board, or the impact is considered by Emera through consultation with the operating company, which may result in operating company-specific adjustments.

2.2	Board of Directors – About the Board

BOARD OF DIRECTORS CHARTER

The Emera Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for its long-term success.

The Board of Directors Charter (included in Appendix A) is reviewed annually and sets out the duties and responsibilities of the Board in the areas of:

•	Strategic Planning

•	Culture

•	Risk

•	Leadership and Succession

•	Financial Performance

•	Corporate Communications and Public Disclosure

•	Governance Responsibility

BOARD COMMITTEES

The Board of Directors has the following five standing Committees to assist it in carrying out its duties.

1.	Audit Committee;

2.	Management Resources and Compensation Committee (“MRCC”);

3.	Nominating and Corporate Governance Committee (“NCGC”);

4.	Health, Safety and Environment Committee (“HSEC”); and

5.	Risk and Sustainability Committee (“RSC”).

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From time to time, the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature. For the full text of the Audit Committee, MRCC, NCGC, HSEC, and RSC Charters, visit www.emera.com/governance.

The NCGC is responsible for assisting the Board and its Committees in determining Committee composition.

Board members who may not be members of a Committee are extended an ongoing invitation to sit in on Committee meetings to experience first-hand the operations of other Committees and allow easier rotation of membership by increasing the familiarity of non-Committee members with the activities of the various Committees.

Please see the section entitled Committees of the Board of Directors later in this Circular for more information about the activities of the Committees in 2023.

DIRECTOR AND CHAIR INDEPENDENCE

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company (“Articles”) require that the Chair of the Board and the President and CEO be separate individuals. The Chair of the Board may not be an employee of the Company or of any subsidiary or affiliate of the Company.

All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO of Emera. All of the Board Committees must be comprised entirely of independent Directors, except for the HSEC and the RSC, which are required to be majority independent.

Use of the term “independent” in relation to a Director means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgement.

Except for Mr. Harvey, who receives a retainer for being a member of the Board of Emera’s subsidiary, Emera US Holdings Inc., (1) Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as a Director or Chair of the Board or Chair or member of a Committee, and an annual travel allowance. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. As noted later in this Circular under the section Total Director Compensation in 2023, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Articles provide that no more than two Directors may be employees of the Company or one of its operating companies. Mr. Balfour is the only Director employed by the Company or any of its operating companies.

POSITION DESCRIPTIONS

Chair of the Board

The Chair provides leadership to the Board, in order that it may fulfil its duties effectively, efficiently and independent of management. The Chair’s role is to ensure the Board and shareholder meetings function effectively. The Chair leads Board discussions and represents the Board in providing additional advice and counsel to the President and CEO, and senior leadership. At the request of the President and CEO, or where appropriate, the Chair of the Board also represents the Board at official functions and meetings with major shareholders and other stakeholder groups.

The Chair oversees and monitors the work of the Board Committees to ensure that delegated Committee functions are carried out and reported to the Board. The Chair of the Board attends all Committee meetings in his or her capacity as Board Chair.

Under the leadership of the NCGC, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed for effective oversight of the Company given its operations and strategy. The Chair also leads an annual assessment of the effectiveness of the overall Board and its members.

The Board has adopted a Chair of the Board of Directors Charter which delineates the role of the Chair and their responsibilities. A copy of the Chair of the Board of Directors Charter can be found at www.emera.com/governance.

(1)

Mr. Rick Sergel was a Director of Emera US Holdings Inc. until his resignation on May 24, 2023 (concurrent with him ceasing to be a Director of Emera at our 2023 Annual Meeting). Mr. Harvey became a Director of Emera US Holdings Inc. effective May 24, 2023. Please see Total Director Compensation in 2023 later in this Circular.

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Committee Chairs

The Board has adopted written position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective fulfilment of its mandate. The position descriptions for each Committee Chair can be found at www.emera.com/governance.

President and Chief Executive Officer

The President and CEO is responsible for leadership of the Company and its employees. He or she is responsible for defining, communicating and implementing the direction, goals and core values of the Company, including:

•	Leading the development of Emera’s vision and strategic plans;

•	Delivering Emera’s financial performance; and

•	Developing senior leadership succession planning and development as detailed in the Succession Planning and Leadership Development section found later in this Circular.

The roles and responsibilities of the President and CEO are contained in his or her employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board and the MRCC, and is approved by the Board of Directors.

Among the various responsibilities of the Board, CEO selection is of critical importance. The MRCC assists the Board in the succession planning process in respect of the President and CEO. For more information about the succession planning process for the President and CEO see the section entitled Succession Planning and Leadership Development later in this Circular.

BOARD AND COMMITTEE MEETINGS

There were 31 Emera Board and Committee meetings during 2023. See the section entitled 2023 Board and Committee Meeting Attendance for more detailed information.

The Board and each Committee have adopted the practice of, at each meeting, holding an in-camera session, during which the President and CEO and all other members of management are excluded. The Board sessions are presided over by the Company’s independent Board Chair. The Committee sessions are presided over by the independent Chairs of the respective Committees. In 2023, the Board and each Committee held an in-camera session at each meeting of the Board and each Committee meeting.

The Board generally holds an evening session before each regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, at least once a year, the independent Directors conduct such a session that excludes the President and CEO and all other management.

DIRECTOR’S OCCUPATION

The Directors have also instituted a policy that requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board, which determines if the change in the Director’s circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

DIRECTORS’ MEMBERSHIP ON OTHER PUBLIC COMPANY BOARDS

Public company board membership for each Director nominee during the last five years is included in their profiles in the section entitled Director Nominees. Current Director Andrea Rosen, who is retiring from the Board and is not standing for re-election, serves on the Board of Directors of Element Fleet Management Corp., Ceridian HCM Holding Inc. and Manulife Financial Corporation.

In 2023, the Board, on the recommendation of the NCGC, amended the Company’s corporate governance practices to provide that Directors must notify and obtain the approval of the Chair of the Board prior to accepting a position on the board of another company.

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BOARD INTERLOCKS

An “interlock” occurs when two or more of Emera Directors are on the board of another public company. There are currently no Emera Directors who sit on the board of another public company with one or more other Emera Directors.

BOARD SIZE

The Articles provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15. Eleven Director nominees are being proposed for election at the 2024 Annual Meeting.

NOMINATION OF DIRECTORS AND DIRECTOR RECRUITMENT PROCESS

The NCGC is responsible for providing the Company with a list of Director nominees for election at the Company’s Annual Meeting. The NCGC develops a list of nominees after carefully considering the mix of skills and experience of its Directors and the feedback received through the Board Assessment. The NCGC also evaluates the size of the Board, and its diversity having regard to the Board Diversity Policy. This includes considering the level of representation of women and men on the Board and other diversity characteristics. In accordance with the Board Diversity Policy, when identifying and considering the selection of qualified Director nominees, the NCGC endeavours to ensure that women and men each comprise no less than 40 per cent of the independent directors.

To support the Board’s diversity objectives outlined in the Board Diversity Policy, during the process of identifying and considering the selection of qualified nominees for the Board, the NCGC will include active consideration of candidates on the basis of Indigenous heritage, racial status, disability or other diversity characteristics. See the section entitled Board Diversity for more information about Emera’s Board Diversity Policy.

Director nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues that come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considers the Board’s overall policy of ensuring renewal and orderly Board succession. For more information about the average age and tenure of Emera’s Director nominees for the Company’s 2024 Annual Meeting, refer to the section below entitled Board Renewal.

The NCGC also considers the potential tenure of a Director candidate before making a selection.

BOARD RENEWAL

The Board oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfilment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes address Board renewal in a deliberate manner and primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members.

While Emera has no formal term or age limits for its Directors, absent certain circumstances as determined by the Board, in the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated, nor would a Director who has served as a Director for more than 15 years, in accordance with the Guideline on Board Tenure.

Emera’s governance practices include that planned departures of Board members in any one year will not exceed two Directors. This practice supports both Board renewal and continuity.

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Board Renewal Principles

When recommending the nomination of Directors for election, the NCGC members must consider certain principles:

Board renewal principle	Principle explained
Age	As Directors approach 70 years of age, the NCGC assesses the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC begins the replacement process.

Tenure	The length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Guideline on Board Tenure which established a general Director tenure guideline of 15 years, with a view to the Board having Directors with an appropriate mix of tenures.

Average age	The average age of all of the Company’s Director nominees is determined and considered.

Average tenure	The average tenure of all of the Company’s Director nominees is determined and considered.

Other relevant factors	The NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors that fulfils the fundamental responsibility of providing stewardship and good governance for the Company.

Application of Board Renewal Principles

The NCGC applied the Board renewal principles to the Director nominees for Emera’s 2024 Annual Meeting. In addition to the other Board renewal principles, the Committee considered the average age and average tenure of all the Company’s Director nominees for election at the 2024 Annual Meeting, as represented by the diagrams below.

By comparison, the average age and average tenure of Directors in prior years was as follows:

Renewal principle	2021	2022	2023
Average age	64.35 years	64.07 years	64.23 years
Average tenure	6.68 years	6.26 years	6.80 years

In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all of the 11 Director nominees presented earlier in this Circular under the Director Nominees section. The Board is confident that this an appropriate size for the Board to fulfil its mandate, to ensure the committees have the appropriate leadership and skills and to facilitate board renewal.

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GUIDELINE ON BOARD TENURE

In applying the guideline of 15 years when considering re-nominations for Directors, the NCGC shall take into consideration the needs of the Board at the time, the best interests of Emera given its strategic objectives, orderly succession and the results of the annual Board and Director performance assessment.

As of the date of Emera’s 2024 Annual Meeting, all but one of the Director nominees will have served on the Board for less than 15 years.	Jackie Sheppard joined the Emera Board in February 2009, and has served as Chair of the Board since May 2014, joining Emera just over 15 years ago. Although her tenure exceeds the Board Tenure Guideline, the Board has determined that she be re-nominated for election as a Director on the recommendation of the NCGC. The NCGC and the Board considered a number of factors, including Ms. Sheppard’s extensive executive experience in the energy industry, as well as her expertise in strategic planning, public markets, legal and corporate governance. Board members determined that she remains a completely independent member of the Board who rigorously holds management to account. The NCGC and the Board also determined that Ms. Sheppard provides important continuity on the Board given the upcoming departure of Andrea Rosen from the Board and the previous retirement of Mr. Sergel in 2023, as well as the integration of new Board members. Her nomination will allow for a smooth transition in light of these retirements and balances the desire for renewal with the need for stability and continuity. To help ensure the continued renewal of the Board, Mr. Porter was appointed in March 2024.

BOARD AND DIRECTOR PERFORMANCE ASSESSMENTS

The Board annually assesses its effectiveness in an effort to improve its performance.

Each year, the NCGC, in consultation with the Board Chair, determines the process by which assessments of the Board, individual Directors, and Committees will be conducted on their effectiveness and contribution. The process includes the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report from the Board Chair on the assessment is provided to Board members and is discussed at the NCGC. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session. Progress is then monitored throughout the year with oversight on that process by the NCGC.

The NCGC previously determined that while the traditional annual assessment process conducted by the Board Chair is robust and effective, from time to time the assessment process may be supplemented with the engagement of a third-party consultant to assist with the process of conducting the assessment in order to provide additional insights.

In determining the 2023 Board and Director performance assessment process, the NCGC, in consultation with the Board Chair, agreed the Board Chair would continue to follow the same process as was used for the 2022 Board and Director performance assessment and that the support of a third-party consultant was not required.

2022 Assessment

The 2022 assessment found that the Board and Director performance and effectiveness continued to be strong. Directors were of the view that the Board functions well from a governance perspective and exercises the right level of oversight. The prevalent themes that emerged related to strategy and organizational capacity. The 2022 assessment resulted in the identification of several areas of priority for 2023 related to the Company’s strategy and management development. With the assistance of the NCGC, the Board Chair reviewed and reported to the Board on progress made in 2023 to address those priorities.

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2023 Assessment

The Chair of the Board interviewed each independent Director as part of the 2023 Board and Director performance assessment and solicited peer assessment and general feedback from each Director. A series of questions was sent to each Director for consideration in advance of each interview. The questions pertained to a number of themes, including:

•	Emera’s strategy and business, including risk management and ESG/Sustainability;

•	Organizational structure and capacity;

•	Board and Committee effectiveness;

•	Corporate governance;

•	Board composition and succession;

•	Individual Director effectiveness, including the Director’s self-assessment of their own performance as a Director and an assessment of their peer Directors on the Board; and

•	The CEO’s 2023 evaluation and the CEO goals and objectives for 2024.

In 2023, upon completion of the assessment evaluation, the Chair completed a written report with proposed actions. This report, including the annual CEO assessment, was discussed in a separate, independent Director-only session.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair and the President and CEO and was led by the Chair of the NCGC. Directors were also given an opportunity to provide their assessment of the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting.

2023 Assessment Findings

The principal themes that came out of the 2023 Board and Director Performance Assessment related to strategy, organizational structure and capacity and Board effectiveness.

The Assessment’s findings addressed topics that included the Company’s strategic goals, leadership development and succession planning, risk management processes, ESG and safety, all of which the Directors find are being appropriately managed and which will remain in focus for continued assessment and discussion in 2024.

Directors believe that the Board values and continues to maintain high standards of corporate governance.

The Assessment determined that Directors view the Company as having an effective Board with diverse skills and perspectives. The Board is also keenly focused on Emera’s stakeholders, including our customers and shareholders.

2024 Objectives

While performing the Board and Director performance assessments, Directors proposed areas of future focus as it relates to strategy and organizational structure and capacity. These included:

•	At each Board meeting, continue to discuss and engage with management on the Company’s strategy and optimal balance sheet to achieve the Company’s strategic objectives;

•	Continue to assess and advance how Emera approaches and participates in the energy transition and climate change for the benefit of our stakeholders;

•	Continue to explore and identify innovative technologies, including artificial intelligence, that could affect Emera’s businesses over the longer term;

•	Strengthen executive talent across Emera’s businesses by continuing to advance senior leadership development and succession planning;

•	Continue to enhance the Company’s strong risk management processes, including in the area of cybersecurity;

•	Continue to advance improvement in safety performance across the business;

•	Assess and address various administrative suggestions with the goal of enhancing the effectiveness of the Board and its Committees; and

•	Continue to advance Board renewal in alignment with the Board’s succession plan.

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BOARD DIVERSITY

Emera believes that Board diversity is a strategic objective, leading to a broadening of perspectives in Board discussions, fostering more effective decision-making, and ultimately strengthening Board governance. Emera is focused on establishing and maintaining a Board with a diverse mix of experience, skills and backgrounds.

Emera’s Board has adopted a Board Diversity Policy (“Diversity Policy”) which sets out a framework for promoting diversity on the Board. The Diversity Policy can be found at www.emera.com/governance.

In accordance with the Diversity Policy, when identifying candidates for nomination to the Board, the NCGC will consider:

•	Emera’s diversity objectives. For more about diversity, equity and inclusion at Emera, see the Diversity, Equity and Inclusion section in this Circular.

•	The diverse nature of the business environment in which Emera operates.

•	The need to maintain flexibility to effectively address succession planning and ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board.

•	The benefits of diversity of Indigenous heritage, racial status, persons with disabilities and other diversity characteristics among Board members.

•	With respect to gender diversity, endeavour to ensure that women and men each comprise no less than 40 per cent of the independent Directors on the Board.

As provided for under the Diversity Policy, the NCGC annually discusses and reviews the effectiveness of the Diversity Policy and agrees on the relevant measurable objectives for promoting diversity on the Board. The Board remains focused on continued promotion of diversity on the Board.

Diversity is incorporated into the Board’s succession planning and recruitment processes in the following ways:

1.

When recruiting new Directors, the NCGC assesses the needs of the Board in the context of the mix of current Directors in terms of age, tenure, gender and other diversity characteristics as reflected in the Diversity Policy.

2.

The NCGC considers the Board renewal principles, anticipated retirements of Directors and the Board’s succession planning, balancing the need to maintain flexibility to ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board.

3.

When implementing its responsibilities under the Diversity Policy, the NCGC will take into account Emera’s diversity objectives and the diverse nature of the business environment in which Emera operates.

4.

On behalf of the Board, the NCGC retains independent recruiters to assist with Director recruitment by helping to identify qualified candidates of diverse backgrounds. In addition to women candidates, these recruiters are also mandated to seek diverse candidates reflecting diversity beyond gender, including Indigenous heritage, racial status, disabilities, LGBTQ2SI+ persons, and other diversity characteristics and who also reflect the skills and experience determined to be required by the NCGC following the assessments outlined in 1, 2 and 3 above.

The NCGC has directed the Company to maintain an evergreen list of qualified potential Director candidates who self-identify as being a member of a diverse group, including Indigenous persons, racialized persons (persons who are non-Caucasian in race or non-white in colour), persons with a disability or persons who are LGBTQ2SI+.

The Board members voluntarily participate in an annual survey to provide self-identification data in support of the objectives in the Diversity Policy. Based on that survey:

•	One Director nominee identifies as a racialized person (persons, other than Indigenous peoples, who are non-Caucasian in race or non-white in colour).

•	One Director nominee identifies as a member of the LGBTQ2SI+ community.

•

Four of the independent Director nominees are women and six of the independent nominees are men (seven of all Director nominees). Women therefore represent 40 per cent of the independent Director nominees (36 per cent of all Director nominees), which meets the requirement of 40 per cent women or men independent Directors under Emera’s Diversity Policy.

•	None of the Director nominees identified as being Indigenous or persons with a disability.

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Operating Company Board Diversity

Emera has made significant progress with respect to diversity on our operating company boards. Of the 20 external directors that serve on the boards of our four largest operating companies (Tampa Electric, Nova Scotia Power, Peoples Gas and New Mexico Gas), 45 per cent are female and 30 per cent have an ethnic, racial or visible minority status or are of Indigenous heritage. Diversity on our operating company boards remains an ongoing focus.

ORIENTATION OF DIRECTORS

New Directors receive an in-depth orientation to the Board and its Committees and to the Company’s executive leaders, business, strategy, principal risks, financial information and governance practices. The orientation is designed to allow new Directors to effectively and efficiently step into their new role as Director and discharge their responsibilities. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Board Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim management’s discussion & analysis and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Insider trading guidelines;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

CONTINUING EDUCATION FOR DIRECTORS

The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines, are relevant to issues facing the Company.

The Board and Committees receive regular presentations from management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. Additionally, the Board aims to receive specialized presentations on various matters of significance to the Company.

Annually, the Board has also been provided with opportunities for site visits to operational facilities to help Directors get to know leaders, understand management structure and more fully understand the business.

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Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline. In 2023, Emera Directors participated in relevant education that included sessions presented by the Institute of Corporate Directors in Canada.

In 2023, Directors participated in education sessions, received education materials about specific topics and participated in site visits to operational facilities, as follows:

	Topic	Date	Participants
Business and operations
1.	Climate Change Adaptation	February	RSC and Board Chair
2.	Capital Markets Update	May	Board Members
3.	Facilities site visits at Tampa Electric Company and Peoples Gas Systems, Inc. and related operations presentations	June	Board Members
4.	Incident Response Management	June	Board Members
5.	Cybersecurity Governance	September	Board Members
6.	Canada’s Modern Slavery Act	November	Board Members
7.	Enterprise Risk	November	Board Members
Market trends and regulatory updates
8.	Current Developments in Securities Regulation and Financial Oversight	January	Audit Committee and Board Chair
9.	Carbon Capture and Storage	June	Board Members
10.	Legislative Initiatives in the United States to Support Clean Energy Transition	June	Board Members
11.	Electrification	June	Board Members
12.	Executive Compensation and Governance Trends	September	MRCC and Board Chair
13.	Mandatory Sustainability Financial Disclosures	September	RSC and Board Chair
14.	Mandatory Climate-Related Disclosure	November	Audit and Board Chair
15.	Timing of the Energy Transition	December	Board Members

2.3 Strategic Oversight

The Emera team shares a common purpose of energizing modern life and delivering a cleaner energy future for all. As the energy landscape continues to shift, our vision is to be the energy provider of choice for our customers, the employer of choice for our people, and a preferred choice for investors.

Driven by our Purpose and our Vision, Emera’s strategy is focused on investing in the safe delivery of cleaner, affordable, reliable energy for our customers, which drives value and steady growth for our shareholders. Climate policy, customer demand and technology advancements are driving regulated rate base investment growth throughout our utility businesses, including cleaner energy resources, system hardening and reliability initiatives, digital and technology investments, in addition to the need to invest in system expansion to meet new customer growth and replace aging infrastructure.

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Led by the President and CEO, the management team works with the Board to set the strategy agenda each year. The Board and management meet regularly to discuss strategy; a dedicated and significant component of every scheduled Board meeting includes an update and discussion on strategy and related matters, including trends in the industry, growth initiatives, financial forecast updates and new risks and opportunities. These updates serve to keep the Board aware of changes in the market, industry and within Emera, as well as giving the Board an opportunity to provide insight and direction on strategy throughout the year.

Each year, at least one Board meeting is wholly dedicated to corporate strategy. In 2023, the Board’s dedicated strategy session focused on the importance of balancing customer affordability, reliability and security of energy supply, and decarbonization through the energy transition. Discussion included potential investment opportunities arising from the energy transition and the impact of accelerative climate policies in the United States and in Canada. It also included an updated long-term scenarios and financial forecast, an overview of strategic signposts that management regularly monitors in its ongoing assessment and review, and updates on specific components of the Company’s strategy.

SUSTAINABILITY

Emera’s focus on sustainability is a key driver of our strategy and a demonstration of our values.

Governance and Risk Management

Strong governance and risk management are foundational to everything we do at Emera, including our approach to sustainability. In 2023, the Sustainability Management Committee (“SMC”) and the RSC remained focused on guiding our continued progress and overseeing our performance in this area.

The SMC, consisting of senior leaders from across the business and chaired by our President and CEO, provides executive oversight of our sustainability function and progress.

The role of the RSC is to assist the Board by overseeing Emera’s risk management framework and allocation of responsibilities for risk management, and by also overseeing the Company’s approach to sustainability and its performance relative to its sustainability objectives, including specifically climate-related risks, plans and disclosures.

Materiality Assessment

Emera is committed to transparency, accountability, understanding stakeholder expectations and improving disclosures on the material environment, social and governance priorities that matter most to stakeholders. We are currently updating our materiality assessment, with the support of a third-party expert, to identify and prioritize the issues that will inform our strategic sustainability planning and work as well as our future sustainability reporting.

Based on our previous materiality assessment, Emera has established a set of core environment, social and governance priorities that are regularly tracked by the SMC and have been formally integrated into Emera’s Enterprise Risk Management Program, which is overseen by the RSC, and include:

ENVIRONMENT • Air emissions • CO2 emissions • Methane emissions • Climate adaptation • Coal unit closures • Low-carbon transition • Waste management • Water management • Biodiversity

SOCIAL • Community investment • Customer affordability • Diversity, equity and inclusion • Indigenous relations • Safety • Talent management • System reliability and grid resiliency

GOVERNANCE • Business ethics and transparency • Corporate governance • Cybersecurity • Sustainability governance • Political and regulatory requirements

Mandatory Sustainability Disclosures

Emera has formed a cross-functional Task Force to help ensure our readiness for mandatory climate-related disclosures and other sustainability disclosures currently under consideration by certain sustainability standard setters and North American securities regulators. Our Task Force is actively monitoring and readying for these disclosure standards. In terms of standards, Emera has been aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for many years in our sustainability reporting, including our climate reporting, helping prepare us for anticipated mandatory climate- related disclosures.

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The four core TCFD elements that ground our current climate disclosures include:

Climate Commitment and 2050 Net-Zero Vision

Building on its strong decarbonization track record, Emera is continuing its efforts with clear carbon reduction goals and a vision to achieve net-zero carbon emissions by 2050.

The Board of Directors is responsible for oversight of the Company’s climate-related metrics and targets and monitors progress against those targets through the RSC. The RSC Chair reports to the Board of Directors on the RSC’s deliberations at the next Board meeting.

The RSC is responsible for assessing the Company’s approach to sustainability, including material climate risks and opportunities, and its performance relative to its sustainability objectives. Management reports to the RSC on the Company’s progress in relation to climate-related metrics and targets at least annually.

In 2023, we achieved a 47 per cent reduction in CO2 over 2005 levels. With existing technologies and resources, we are working to achieve the following goals compared to corresponding 2005 levels (1):

•	A 55 per cent reduction in carbon emissions by 2025

•	An 80 per cent reduction in carbon emissions by 2040

•	The retirement of our last existing coal unit no later than 2040

Emera seeks to achieve our goals and realize our net-zero by 2050 vision by adopting emerging technologies and working constructively with policymakers, regulators, partners, investors and our communities, while staying focused on enhancing reliability and seeking to minimize the cost impacts for customers. Emera tracks its progress towards achieving such goals using a Climate Commitment Tracking Tool it developed, which is managed and updated based on the work of its enterprise-wide Climate Commitment Tracking Committee, which meets regularly to assess such progress.

Diversity, Equity and Inclusion

We are committed to providing safe, diverse and inclusive workplaces where everyone is treated with dignity, fairness and respect. This starts with our leadership and extends across all levels of the Company. These beliefs are underscored in Emera’s Values, Code of Conduct and our Respectful Workplace Policy.

Diverse and inclusive teams make us stronger — they help us attract and retain the best people, support an engaged and productive team, and bring fresh perspectives and new ideas to the table. It also reflects Emera’s communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve.

(1)	Achieving our climate goals on these timelines is subject to external factors beyond our control, including government policies and regulatory decisions.

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Emera and its operating companies are advancing a multi-year diversity, equity and inclusion (“DEI”) strategy:

•	Aligning shared goals and best practices through Emera’s company-wide DEI Council;

•	Supporting strong DEI employee networks and employee resource groups that build awareness and support across the business;

•	Adopting the Global Diversity, Equity and Inclusion Benchmarks (“GDEIB”) to measure our progress;

•	Gathering employee self-identification data to measure our diversity and to reflect our communities;

•	Including questions on our employee survey requesting feedback on diversity and inclusion; and

•	Connecting with communities to provide support through a $5 million fund to advance diversity and inclusion.

At Emera we have DEI plans with proactive actions and activities that have been gathered into five pillars that align with the GDEIB. Each of the businesses across Emera have actions under each of the pillars that advances their current state of DEI and move it further along the maturity model.

Modern Slavery Act

Emera is committed to the human rights of employees, contractors and stakeholders across our supply chains. In Canada, the new Fighting Against Forced Labour and Child Labour in Supply Chains Act (commonly referred to as the Modern Slavery Act) requires Canadian government institutions and businesses that meet certain criteria, such as Emera, to annually report on their efforts to prevent and reduce the risk that forced labour or child labour is used by them or in their supply chain. The first report is required to be filed with the Canadian federal government by May 31, 2024. In preparation for these new requirements, the RSC has been given oversight of Emera’s compliance with the Modern Slavery Act, including receiving and reviewing the annual report, which is ultimately approved by the Board. We have also developed and implemented a governance and compliance framework, including adopting the Reducing the Risk of Modern Slavery in Emera’s Business and Supply Chains Policy, vendor supply chain due diligence, risk assessment tool and associated contractual provisions, employee and Director training, and annual compliance certifications within applicable Emera subsidiaries.

Gender Diversity and Women in Executive Roles

Emera monitors and encourages the development and progression of women into leadership positions at Emera and its operating companies. We believe that diversity among the senior executive teams at Emera is in the best interests of the Company and shareholders. The relative representation of women is considered when identifying potential candidates for executive officer appointments. It is also critical that each selection of executive officers be made and be perceived to be made on the merits of the individual and the needs of the Company at the relevant time. With these considerations in mind, Emera has not yet set specific targets for the representation of women in executive officer positions. However, as part of our DEI journey, targets for the representation of women in executive officer positions are being considered.

Eight of the 21 executive officers (1) at Emera Inc. and its major subsidiary (2) are women, representing 38 per cent of these positions. On Emera Inc.’s broader senior executive leadership team, which includes Emera Inc.’s executive officers, three of the 12 individuals are women, representing 25 per cent. In addition, 11 of the 23 senior-level positions at Emera Inc. beyond Emera’s senior executive leadership team are held by women, representing 48 per cent, and three of our operating companies (Peoples Gas Systems, Inc., Emera Energy and Grand Bahama Power Company) are currently led by women executives. Across all Emera companies, 33 individuals, representing 39 per cent of persons in senior-level positions, are female.

(1)	The term executive officer is defined under applicable securities law.
(2)	This term is defined under applicable securities law. Tampa Electric Company is Emera’s “major subsidiary” under this definition.

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REPRESENTATION OF WOMEN 25% of Emera’s senior executive leadership team	48% of senior-level positions at Emera Inc.	39% of senior-level positions across the Emera Group of Companies	40% independent Director nominees

Management continues to be focused on helping ensure Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we remain committed to:

1.	Analyzing our demographics and data annually to:

a.	Monitor the rates of women in leadership and senior leadership roles;

b.	Undertake regular wage gap analysis to track progress and identify challenges by operating company;

c.	Exercise selective pay increases if wage disparity exists; and

d.	Examine our recruitment strategies to ensure equity in pay at entry into the organization.

2.	Developing and promoting programs that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles.

3.	Considering diversity in the development of talent pools to enhance our diversity for the future at all levels.

Our Commitment to Safety

Safety is Emera’s number one priority. Our goal is the elimination of serious injuries and fatalities (“SIFs”) across the Company. It is important that all people involved in our business are focused on safety and have the permission to only do something if they can do it safely. There is no acceptable injury associated with our work.

Our leaders are passionate about safety. In 2023, we more than doubled the number of leadership safety engagements by senior leaders with frontline team members. Part of our focus was also creating capacity to create psychologically safe workplaces. We strive to ensure all employees have the conditions to do their best work.

In 2023, we continued to improve our Total Recordable Incident Rate (OSHA) as well as the Lost Time Injury (“LTI”) Rate, which were both below our five-year rolling average. Indeed, in 2023 we achieved our lowest LTI rate ever on this important metric. For our employee base, we experienced one serious injury. We believe one serious injury is “one too many”, and it is important that all people return home safely to their families at the end of each workday.

From a public safety perspective, we experienced an increase in safety related incidents. These occurred in numerous cases where members of the public engaged in unsafe activities that put them in contact with our electrical assets. We take each of these situations very seriously and are actively reviewing our public safety systems and programming.

In 2023, Emera continued to roll out its energy-based hazard identification program, focused on SIF prevention, including concepts such as STKY (Stuff that Kills You) and hazardous energy control assessment (HECA). Increasing the capacity to identify and manage risk is a primary focus. Other program focus areas included contractor safety, safety leadership training, and behavioural aspects of safety management.

As a learning organization, we continually strive to discover best practices and learn from all incidents. To this end, we regularly bring our collective organizations and contractors together to discuss issues and share ideas. In 2023, we focused on improving our incident investigation process requiring all operating companies and contractors to continuously improve their practices to be the best they can be when it comes to safety.

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Investing in Our Communities

Through Emera’s Community Investment Program, we are committed to supporting meaningful programs and initiatives in the communities where our employees live and work. Our commitment to being a good community partner starts with three key areas of focus: youth opportunities, innovation and entrepreneurship, planet and sustainability.

In 2023, Emera invested over $12 million in community initiatives in these areas and our employees volunteered over 37,900 non- working, self-reported volunteer hours to charitable organizations. In our Canadian businesses, employees reported more than 7,000 volunteer hours through the Good Neighbour Program. These reported hours were “matched” with Emera donations to these organizations.

Within our program’s strategic focus areas, we consider opportunities through a DEI lens. Recognizing the important value this lens adds, the Emera group of companies launched the $5 million DEI Fund in 2021. Together with our operating companies in 2023, Emera invested over $1.6 million to specifically support organizations and initiatives advancing inclusion and diversity in our communities.

To capture our community investment value and impact, Emera works with the London Benchmarking Group (“LBG”) Canada. The LBG model provides the global standard for reporting community investment, presenting a consistent and credible framework for impact measurement. You can read more about our community investment program on our website (www.emera.com/community).

Information Security Oversight and Cybersecurity

Emera increasingly relies on information technology (“IT”) systems, as well as network and cloud infrastructure, to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution and transmission as well as financial, billing and other business systems.

Our reliance on technology exposes Emera to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks.

We seek to manage these risks by aligning to a common set of cybersecurity standards and policies derived, in part, from the National Institute of Standards and Technology’s Cybersecurity Framework, by following program maturity objectives, through periodic security assessments, by exercising and improving cybersecurity incident readiness and response programs, and by employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and IT including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation, Northeast Power Coordinating Council, and Department of Homeland Security.

Directors receive cybersecurity training as part of our continuing education sessions (see Continuing Education for Directors earlier in this Circular).

The status of key elements of our cybersecurity program is reported to the RSC of the Board on a quarterly basis. In addition, the Board also oversees cybersecurity risk which is included in the risk dashboard/heat map provided to Directors at each regularly scheduled Board meeting. The Board also receives updates on cybersecurity and technological risks through the annual report it receives with respect to the Company’s digital transformation strategy.

Information Technology

Emera relies on various IT systems to manage its operations. This subjects Emera to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems. Emera’s digital transformation strategy, including investment in infrastructure modernization and customer-focused technologies, is driving increased investment in IT solutions, resulting in increased project risks associated with the implementation of these solutions. Emera manages these IT risks through IT asset lifecycle planning and management, governance, internal auditing and testing of systems, and executive oversight. Highlights of Emera’s digital transformation strategy are reported to the Board annually.

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2.4 Risk Management

The Emera Board has a comprehensive and multi-faceted approach to its risk oversight. This includes responsibility for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework and allocation of responsibilities for risk management, which it does with support from the RSC.

Emera and its operating companies apply common programs for risk identification and management. Each affiliate is governed by its own board, which allows for a focused approach to risk management oversight and governance.

The Board has endorsed a risk statement that articulates Emera’s risk appetite. The risk statement sets out the Company’s risk appetite across a number of areas and is intended to provide general guidance for decisions of the Company. The Board considers Emera’s risk profile in its oversight of Emera’s risk management by reviewing:

(a)	The annual identification and assessment of the principal risks of Emera;

(b)	The process for ongoing monitoring, updating and reporting of the principal risks of Emera;

(c)	The effectiveness of Emera’s mitigation response to its principal risks; and

(d)	The alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation.

Further, a comprehensive and ongoing risk assessment is part of every major project the Company undertakes. The Board is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure.

Under the Board’s oversight, management undertakes a robust cross-functional approach to the identification, evaluation and assessment of its high-impact enterprise risks. Risks are categorized as either primary, evolving or mature, and are tracked and reported on through a quarterly Risk Dashboard. Management considers the existing control environment, velocity of impact following the onset of a potential risk event as well as risk interdependencies, when assessing risks and developing appropriate mitigation plans and response protocols.

Additional in-depth analysis into certain principal risks is undertaken and reported to the Board (through the RSC, or directly). Board Committee oversight responsibilities for these principal risks are assigned per their respective Committee mandates (see Board Committees Risk Oversight below).

Board Committees Risk Oversight

Emera Board:

The Board has ultimate responsibility for risk oversight. Emera’s risk management focus includes financial, strategic, and key operational risks including safety and environment.

The Board, in carrying out its responsibilities, delegates certain functions to the Committees of the Board. Each committee has responsibilities for specific aspects of risk oversight.

g	Emera Risk & Sustainability Committee (RSC)	Assist the Board with carrying out risk and sustainability oversight responsibilities, which encompasses oversight of Emera’s Enterprise Risk Management framework, including the identification, assessment, monitoring, and management of enterprise risks. The RSC risk mandate includes oversight of climate and cybersecurity risk.
	Emera Management Resources & Compensation Committee (MRCC)	Assist the Board with carrying out responsibilities for management resource issues and risks relating to compensation programs for executive officers.
	Emera Health, Safety & Environment Committee (HSEC)	Assist the Board with carrying out responsibilities relating to oversight of Emera’s Health, Safety, and Environmental (HSE) matters, which includes oversight of enterprise risks relating to HSE.
Emera Audit Committee

Assist the Board with oversight of responsibilities regarding Emera’s financial risk exposures (financial derivatives, hedging activities, credit, and trading), integrity of financial statements, internal control systems, audit processes, compliance with legal and regulatory requirements and the administration of the Ethics Hotline process.

Operating Companies’ Board of Directors

Emera’s principal operating affiliates each have an established Board of Directors who are responsible for oversight of affiliate enterprise risks. Affiliate Boards are chaired by an Emera Executive Officer and have external directors.

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2.5 Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

CODE OF CONDUCT

The Board promotes a culture of ethical business conduct and has adopted our Code of Conduct (“Code”), which establishes a standard of ethical business conduct that is expected from all of our Directors, officers and employees. We have implemented annual Code training for all employees to support compliance and requires Directors, officers and employees of Emera and its subsidiaries to acknowledge they have read, understand, are currently in compliance with and agree to comply with, our Code when they join the Company, and annually thereafter. In addition, Emera and its subsidiaries expect each of their contractors, suppliers, business partners, consultants and agents to act in a manner consistent with the Code.

The Code is available on Emera’s website at www.emera.com/about-us/who-we-are/code-of-conduct, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code and makes revisions to update the content with regard to best practices. Individuals are encouraged under the Code to, in good faith, seek advice, raise concerns, and report suspected misconduct related to Emera’s business. Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company, or discrimination that is directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code, including as detailed in Related Party Transactions. In addition, the Board has oversight of the Company’s Ethics Hotline in the manner described below.

RESPECTFUL WORKPLACE

The Code is supported by other key policies, including Emera’s Respectful Workplace Policy. The Respectful Workplace Policy applies to all Directors, officers and employees of Emera and its subsidiaries and is focused on providing a respectful and inclusive environment that is free from discrimination, harassment, sexual harassment, and bullying in the workplace and such conduct outside the workplace that contributes to a hostile work environment.

Comprehensive mandatory training is required when an employee joins the Company, which includes modules on harassment, sexual harassment, discrimination and bullying, and outlines available resources for employee support or to raise concerns. In addition, the Respectful Workplace Policy is included as part of annual Code training.

ETHICS HOTLINE

The Company has established a confidential and anonymous Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Committees of the Board receive periodic updates on Ethics Hotline reports that fall within the scope of the Committee’s mandate based on the nature of the matter. For example, the Audit Committee receives updates related to financial reporting, accounting, auditing and business integrity matters; the MRCC receives updates related to people, wellness and workplace culture matters; and the HSEC receives updates related to safety and environment matters.

CONFLICTS OF INTEREST

Directors are required to declare any conflict of interest that they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Articles from voting in respect of the matter in which the Director is interested.

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RELATED PARTY TRANSACTIONS

Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules and the Code. In particular:

•

The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies.

•

Under the Articles, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such Director may not participate or vote on the matter.

•

Under the Code, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, subcontractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of their manager, or in the case of a member of the Board of Directors, the Board Chair. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a director, partner, officer, consultant, employee or agent is seeking to do business with Emera.

•

Also, as described in the Code, Emera’s operating companies are regulated by several Canadian, American and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct that address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between operating companies to conduct business or share employees. Emera’s operating companies have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these operating company rules at all times.

•	The NCGC oversees the management of any conflicts of interest or potential conflicts of interest involving Directors.

The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code and receives quarterly reports on the Company’s ethics program, including information on reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to Audit Services.

2.6 Transparency and Disclosure

DISCLOSURE POLICY AND PRACTICES

The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis. For the full text of the Disclosure Policy, visit www.emera.com/governance.

Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s President and CEO, the CFO, the leaders of its businesses, and senior management responsible for legal, finance, investor relations, and communications functions are members of the Disclosure Committee, which meets at least quarterly. Members of the Disclosure Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval.

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ENGAGEMENT

Emera has a mature and robust program of engaging with financial analysts, investors and other stakeholders through direct meetings, investor events, quarterly analyst calls and other initiatives. In 2023, Emera’s executives met with many of the Company’s shareholders, including nearly all of Emera’s active top 20 investors. An investor day is targeted to be held every 12 to 18 months, with the last investor day being held on March 2, 2023. Shareholders can also participate in our annual meeting via live webcast. Directors receive detailed reports on the shareholder engagement activity by management at each regularly scheduled meeting of the Board.

The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company.

Shareholders are encouraged to provide feedback to management and/or the Board	Contact information

To reach management:

•  President and CEO

•  Chief Financial Officer

•  Executive Vice President and General Counsel

•  Corporate Secretary

To reach the Board: (1)

•  Chair of the Board

•  Chair of a Committee

Email: Scott.Balfour@emera.com Email: Greg.Blunden@emera.com Email: Mike.Barrett@emera.com Email: Brian.Curry@emera.com Email: info@emera.com Email: info@emera.com

(1)	Confidential communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential”.

The Board Chair and other Directors engage with shareholders directly. In 2023, the Board Chair along with members of Management met with one of our largest shareholders. The meeting’s discussion topics included Emera’s Board composition and Board oversight of risk.

The Board recognizes that shareholder engagement is an evolving practice and plans to review its practices annually with a view to enhancing their effectiveness.

Shareholder engagement process	Contact information
Shareholders may communicate with the Chair of the Board or other independent Directors by sending them a letter using regular mail or other means of delivery. If the envelope is marked “Private and Confidential”, it will be delivered, unopened, to the Chair of the Board of Directors, or such other independent Director to whom it is addressed.	Attention: Chair of the Board of Directors of Emera Inc. (or Name of Independent Director) P.O. Box 910, Halifax, Nova Scotia B3J 2W5 in a sealed envelope marked “Private and Confidential”

Shareholder Proposals

Shareholders can submit proposals to be considered at an annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Articles. This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. In accordance with and subject to the requirements of the Companies Act, the Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles, which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular.

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2.7 Committees of the Board of Directors

AUDIT COMMITTEE

Kent Harvey (Chair)

Paula Gold-Williams

Lynn Loewen

Ian Robertson

Andrea Rosen

•	Committee Members are 100% independent

•	Mr. Harvey is the former CFO for PG&E Corporation

•	Ms. Gold-Williams is a Certified Public Accountant and former CFO for CPS Energy

•	Ms. Loewen was a former CFO with Air Jazz

ROLE OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Audit Committee is responsible for reviewing and recommending to the Board the annual financial statements and all related management’s discussion and analysis and earnings press releases. The Audit Committee has also been delegated the authority by the Board to review and approve the interim financial statements and related management’s discussion and analysis and earnings press releases.

The Audit Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Audit Committee, and the Audit Committee oversees the work of the external auditors concerning the preparation or issuance of the auditors’ reports or the performance of other audit, review or attest services for Emera.

The Company’s lead internal auditor also reports directly to the Audit Committee, and the Audit Committee approves the appointment, remuneration, removal and replacement of the lead internal auditor.

The Audit Committee reviews and approves the internal audit plan, including activities, organizational structure, staffing, qualifications and budget and all major changes to the plan.

The Audit Committee reviews and discusses Emera’s major financial risk exposures and the process management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks.

The Audit Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans.

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ACTIVITIES OF THE AUDIT COMMITTEE IN 2023

Committee Charter, the Audit Committee performed the following key functions in 2023:

1.	Reviewed regular updates on accounting and disclosure issues;

2.	Reviewed developments in securities regulation and financial oversight;

3.	Reviewed an annual credit and market price risk report;

4.	Reviewed an annual tax report, which provides an update on material changes to tax policies, legislation, tax planning, tax payments and reporting and pending tax audits or assessments;

5.	Reviewed and approved the hiring of a new lead internal auditor, and their remuneration;

6.	Reviewed the 2022 performance of the lead internal auditor;

7.	Reviewed an annual compliance report and quarterly compliance reports of the Chief Compliance Officer;

8.	Reviewed quarterly reports of material litigation;

9.	Reviewed quarterly reports on legal and regulatory compliance;

10.	Reviewed and recommended to the Board of Directors for approval the audited 2022 year-end financial statements, management’s discussion and analysis, and press release;

11.	Reviewed and approved interim financial statements, management’s discussion and analysis, and press releases;

12.	Reviewed the CFO’s quarterly reports on the Company’s financial results and forecasts;

13.	Provision of oversight of the work of management’s Disclosure Committee;

14.	Reviewed regular reports by management about the Company’s compliance program under National Instrument 52-109 and the Sarbanes-Oxley Act;

15.	Reviewed quarterly reports of internal Audit Services and quarterly reports on the Company’s Ethics program, including fraud investigations, provided by the lead internal auditor;

16.	Reviewed and approved updates to the Company’s internal Audit Services Charter;

17.	Reviewed and approved the assurance and advisory plan, including resource structure and budget for the internal Audit Services function;

18.	Reviewed pension plan performance in 2022;

19.	Reviewed the 2023 Audit Plan of the external auditors, EY;

20.	Reviewed voting results from the 2023 Annual Shareholder Meeting for the appointment of EY as external auditor;

21.	Evaluated the external auditors, including the lead external audit partner’s qualifications, performance, professional skepticism, and independence;

22.	Reviewed the status of climate-related disclosure standards and work to prepare for the new requirements;

23.	Reviewed and approved the 2024 audit and non-audit services fees of EY;

24.	Reviewed the Audit Committee Charter, and recommended amendments to the Charter that were reviewed by the Nominating and Corporate Governance Committee and then approved by the Board of Directors; and

25.	Provided feedback on the performance of the CFO for the prior year.

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HEALTH, SAFETY AND ENVIRONMENT COMMITTEE (“HSEC”)

James Bertram (Chair)

Paula Gold-Williams

Kent Harvey

Lynn Loewen

Committee Members are 100% independent

ROLE OF THE HSEC

The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The HSEC’s role is to review the Company’s performance on health, safety and environmental matters, including compliance with legislation, and conformance with applicable management system standards, industry standards and best practices. It reviews emergency response plans and programs.

The HSEC oversees the Company’s health, safety and environmental systems and policies. It reviews actions taken by the Company to identify and manage risks. This oversight extends to Emera’s subsidiaries.

Any significant safety or environmental incidents relating to the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel safety, contractor safety, public safety or environmental damage. The HSEC oversees management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

ACTIVITIES OF THE HSEC IN 2023

The HSEC met three times in 2023 and, in line with its mandate, undertook the following key activities:

1.

Reviewed the HSEC Charter and Work Plan and recommended amendments to the HSEC Charter with respect to the HSEC’s responsibility for reviewing enterprise risks within its mandate which were then approved by the Board of Directors;

2.	Reviewed the safety and environment objectives and measures for the Company’s 2023 incentive compensation Scorecard;

3.	Received and reviewed updates on health and wellbeing initiatives within the Company and its affiliates;

4.	Reviewed Emera’s Occupational Safety & Health Policy Statement;

5.	Received and reviewed reports on the environmental and safety performance of Emera’s businesses;

6.	Oversaw Emera’s corporate safety and environmental auditing program;

7.	Reviewed an update on the software supporting incident management, risk management, audits and inspections and associated workflows;

8.	Received and reviewed regular reports on safety and environmental incidents, including root cause analysis and corrective action plans;

9.	Reviewed the Company’s safety and environmental priorities;

10.	Oversaw changes in the organizational structure of Emera’s safety and environment team to create efficiencies and enhance accountability;

11.	Reviewed a report on enterprise risks within the oversight responsibility of the HSEC;

12.	Reviewed an overview of Emera’s Gas Operations Management System;

13.	Reviewed a report on industry approaches to public safety risk;

14.	Reviewed the emergency response plans and programs for Emera and its businesses; and

15.	Received reports on Emera’s Ethics program.

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MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE (“MRCC”)

Henry Demone (Chair)

James Bertram

Karen Sheriff

Jochen Tilk

Committee Members are 100% independent

ROLE OF THE MRCC

The MRCC reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The MRCC ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management’s total compensation and incentive compensation plans and equity-based plans. It approves grants of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The MRCC recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the MRCC must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a)	incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b)	pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c)	misalignment of pay and performance; and

(d)	payouts that are not aligned with Emera’s business strategy.

ACTIVITIES OF THE MRCC IN 2023

The MRCC met five times in 2023 and in accordance with its mandate, performed the following key functions:

1.	Reviewed the 2022 Scorecard results for Emera and its operating companies and recommended approval by the Board of Directors;

2.	Reviewed executive performance in 2022 and recommended 2023 executive compensation to the Board of Directors;

3.	Reviewed and recommended Emera’s 2023 Corporate Scorecard to the Board of Directors;

4.	Reviewed operating company Scorecards for 2023;

5.	Reviewed and approved long-term incentive plan payouts in respect of 2022 and grants for 2023;

6.	Reviewed plans for executive succession and leadership development;

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7.	Reviewed annual succession plans for senior management and provided oversight of succession planning process for President and CEO;

8.	Reviewed and recommended to the Board of Directors the 2023 compensation of the CEO;

9.	Received and reviewed updates on trends in executive compensation and an analysis of gender equity within Emera;

10.	Reviewed employee engagement survey results;

11.	Reviewed an annual compensation design risk assessment;

12.	Oversaw compensation-related disclosure in Emera’s 2023 Management Information Circular;

13.	Reviewed a DEI dashboard setting forth data and analysis on the DEI strategies established by Emera;

14.	Received updates in respect of Emera’s Ethics program and Respectful Workplace program;

15.	Received and reviewed reports under Emera’s Ethics program;

16.	Reviewed the MRCC Charter;

17.	Issued a request for proposals for compensation advisor services to test the market for such services, and re-engaged the incumbent; and

18.	Reviewed and approved the 2023 Work Plan of the compensation consultants.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE (“NCGC”)

Andrea Rosen (Chair)

Henry Demone

Karen Sheriff

Jochen Tilk

Committee Members are 100% independent

ROLE OF THE NCGC

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each Annual Meeting of Shareholders of the Company. The NCGC is responsible for identifying, considering and recruiting people qualified to become Directors, having regard to the skills, experience and qualifications of possible candidates, the key selection criteria approved by the Board, and taking into account the considerations outlined in Emera’s Board Diversity Policy.

The NCGC oversees the succession of Directors in accordance with the Board’s Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors and, where applicable, the Chair of the Board and Committee Chairs.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of its corporate governance practices. The Committee keeps abreast of evolving governance best practices and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practice in accordance with applicable rules and regulations.

The NCGC is responsible for assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board. It also makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. Another area of responsibility includes determining the process by which performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members.

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ACTIVITIES OF THE NCGC IN 2023

The NCGC met six times in 2023 and, in accordance with its mandate, undertook the following activities:

1.	Reviewed the plan for Director succession and undertook recruitment activity to identify potential candidates for the Board of Directors;

2.	Together with the Board Chair, established a plan and process for Board Chair succession;

3.	Reviewed the Board Renewal Principles and the application of those Principles considering the average age and tenure of each member of the Board of Directors;

4.	Reviewed the Board Tenure Guideline;

5.	Recommended to the Board of Directors for approval, Director nominees for election at Emera’s 2023 Annual Meeting of Shareholders;

6.	Recommended to the Board of Directors the re-election of the Chair of the Board;

7.	Recommended to the Board of Directors the selection of Audit Committee financial experts for the purpose of Emera’s Form 40-F filed with the United States Securities and Exchange Commission;

8.

Reviewed and recommended to the Board of Directors for approval disclosure in respect of Director nominees, Director compensation and the corporate governance practices for Emera’s 2023 Management Information Circular;

9.	Oversaw the conduct of a survey of Emera Directors to seek voluntarily self-identification for diversity attributes;

10.	Reviewed the Board of Directors Charter;

11.	Reviewed the Board Diversity Policy;

12.	Monitored the Company’s corporate governance practices against relevant best practices at leading corporations;

13.	Reviewed and recommended to the Board of Directors an amendment the Company’s corporate governance practices regarding the process for Directors accepting a position on the board of another company;

14.	Reviewed the program of Directors and Officers insurance coverage;

15.	Reviewed and recommended to the Board of Directors amendments to Emera’s Code of Conduct;

16.	Reviewed compliance with Emera’s Director Share Ownership Guideline;

17.	In consultation with the Chair of the Board, determined the process for conducting the annual Board and Director performance assessment;

18.	Reviewed and recommended to the Board of Directors revisions to the Audit Committee Charter; and

19.	Reviewed and recommended to the Board of Directors revisions to the NCGC Charter.

RISK AND SUSTAINABILITY COMMITTEE (“RSC”)

Jochen Tilk (Chair)

Lynn Loewen

Ian Robertson

Karen Sheriff

Committee Members are 100% independent

ROLE OF THE RSC

The role of the RSC is to assist the Board with the matters relating to risk and sustainability and making recommendations to the Board as appropriate.

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The RSC oversees Emera’s risk management framework and allocation of responsibilities for risk management. It does this by receiving and reviewing with management:

(a)	The Company’s Enterprise Risk Management function, governance and program framework that management employs to identify, assess, monitor and manage enterprise risk;

(b)	The quarterly Risk Dashboard and Heat Map to assess whether the appropriate key enterprise risks have been identified and are being addressed;

(c)	The Company’s assessments of identified High-Impact Risks and its prevention and mitigation strategies and plans to address them;

(d)	The Company’s Risk Statement;

(e)	The annual report of the Company’s insurance risk transfer program;

(f)	The quarterly reports on the Company’s cybersecurity program; and

(g)	Periodic reports on the Company’s business continuity programs.

The RSC also oversees the Company’s approach to sustainability and its performance relative to its sustainability objectives. To do this, it:

(a)	Reviews the sustainability governance and program framework and policies that management employs to monitor, manage and report on sustainability risks;

(b)	Receives and reviews periodic reports of management’s Sustainability Management Committee on the status of material sustainability risks identified by that Committee;

(c)	Receives and reviews the Company’s annual Sustainability Report;

(d)	Receives, reviews and, where appropriate, recommends to the Board, the Company’s annual report under the Modern Slavery Act;

(e)	Reviews and, where appropriate, recommends to the Board, management’s proposed public sustainability commitments; and

(f)	Monitors and reports to the Board on emerging sustainability risks and trends.

ACTIVITIES OF THE RSC IN 2023

The RSC held three meetings in 2023 and, in accordance with its mandate, performed the following key functions:

1.	Reviewed and recommended revisions to the Committee’s Charter as set forth in the RSC Charter, including incorporating oversight of compliance with the Modern Slavery Act into the mandate of the RSC;

2.	Received and reviewed regular cybersecurity updates;

3.	Reviewed Emera’s Risk Management Governance Framework;

4.

Received and reviewed the quarterly Risk Dashboard and Heat Map, which captures the major enterprise risks, including primary, mature and evolving risks, as determined by management. As part of the review, the RSC considered feedback from a survey administered to individual Board members regarding Emera’s enterprise risks;

5.	Reviewed and approved changes to Emera’s Risk Statement;

6.	Received and reviewed analysis of carbon policy risk environment;

7.	Received and reviewed analysis of potential impacts of shifts in public policy or regulatory constructs on Emera’s business objectives;

8.	Received and reviewed an annual insurance report;

9.	Reviewed Emera’s sustainability governance and program framework;

10.	Reviewed ESG reports that capture Emera’s progress on material ESG priorities and identified ESG trends;

11.	Reviewed the compliance program and governance framework to address Emera’s obligations under the Modern Slavery Act;

12.	Reviewed an overview of and provided comments on the draft 2022 Emera Sustainability Report;

13.	Received an annual update on the Company’s progress on its climate commitment metrics and targets;

14.	Oversaw the conduct of Director education sessions on climate change science, climate change governance and ESG disclosure requirements;

15.	Received presentations on our climate adaptation framework and planning; and

16.	Received updates and a presentation on sustainability disclosure standards and work being undertaken to ensure alignment of Emera’s climate disclosures and the potential new requirements.

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2.8	Director Compensation

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the NCGC. The compensation of Directors is designed to:

•	Recognize the substantial time commitments required to oversee management of the Company;

•	Attract and retain highly skilled and experienced individuals to serve on Emera’s Board;

•	Ensure alignment with shareholders’ long-term interests; and

•	Support Directors’ independence from management.

2023 COMPENSATION RATES FOR DIRECTORS

Listed below are the annual compensation rates for non-executive Directors in 2023.

In 2023, the annual retainer for each Director was $252,500, of which $160,000 was payable in DSUs and $92,500 in cash. Subject to Emera’s share ownership guideline (as described later in this Circular), Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

The Chair’s annual retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2023 was $450,000. This was comprised of $225,000 in DSUs and $225,000 in cash.

For information about changes to Director Compensation in 2024, see the section below entitled Annual Review and Changes for 2024.

Annual retainers for Directors in 2023	Cash amount ($)	DSUs ($)	Total ($)
Chair’s retainer	225,000	225,000	450,000
Director’s retainer	92,500	160,000	252,500
Audit Committee Chair’s retainer	27,500	N/A	27,500
Audit Committee member’s retainer	12,500	N/A	12,500
Management Resources and Compensation Committee Chair’s retainer	22,500	N/A	22,500
Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500
Nominating and Corporate Governance Committee Chair’s retainer	22,500	N/A	22,500
Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500
Health, Safety and Environment Committee Chair’s retainer	22,500	N/A	22,500
Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500
Risk and Sustainability Committee Chair’s retainer	22,500	N/A	22,500
Risk and Sustainability Committee member’s retainer	10,500	N/A	10,500

Each Director is entitled to an annual travel allowance of $10,000.

Members of ad hoc committees of the Board receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/ telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s committees, see Committees of the Board of Directors earlier in this Circular.

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TOTAL DIRECTOR COMPENSATION IN 2023

Compensation is made up of applicable retainers and the annual travel allowance of $10,000.

The table below details the total compensation paid to Directors in 2023. The columns under the headings “DSUs awarded” and “DSUs held” show detailed information about DSUs received by Directors as compensation.

Mr. Balfour is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation later in this Circular. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

Total Director Compensation in 2023

	DSUs awarded					DSUs held
Director	Fees earned in 2023 ($) (1)	All other compensation ($)	Total ($)	2023 Share-based awards ($) (2)	Value of DSUs vested during 2023 ($) (3)	Change in value of DSUs held in 2023 ($) (4)	Market value of total DSU holdings ($) (5)
James Bertram	295,500	N/A	295,500	295,500	359,528	(35,272)	1,583,099
Henry Demone	295,500	N/A	295,500	160,000	262,127	(55,003)	2,170,171
Paula Gold-Williams (6)	330,090	N/A	330,090	330,090	339,721	(6,452)	563,549
Kent Harvey (6) (7)	350,420	8,213	358,633	160,000	218,248	(31,649)	1,316,130
Lynn Loewen	296,000	N/A	296,000	296,000	440,665	(78,193)	3,153,147
Ian Robertson	285,500	N/A	285,500	285,500	293,992	(5,673)	490,772
Andrea Rosen	297,500	N/A	297,500	297,500	549,079	(135,104)	5,235,796
Richard Sergel (6) (7)	130,599	5,377	135,976	63,123	101,781	(46,811)	—
Jackie Sheppard	460,000	N/A	460,000	460,000	769,589	(166,636)	6,550,132
Karen Sheriff	286,779	N/A	286,779	286,779	309,407	(13,212)	767,729
Jochen Tilk	306,000	N/A	306,000	306,000	364,134	(32,177)	1,480,356

(1)	The “Fees earned in 2023” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.
(2)

This column shows the portion of Directors’ fees earned in 2023 that was allocated to DSUs. DSUs granted in 2023 are based on the value of the Emera common share closing price on December 30, 2022 of $51.75.

(3)	This column shows the value of all DSUs received in 2023, including received as dividend equivalents during the year, multiplied by the December 29, 2023 Emera common share closing price of $50.30.
(4)

This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $51.75 at the beginning of the year to $50.30 on December 29, 2023.

(5)	This column shows the value of all DSUs held by each Director at the end of 2023 based on the December 29, 2023 Emera common share closing price of $50.30.
(6)

As US-domiciled Directors, the annual cash retainer, committee retainers, and travel allowance were paid to Ms. Gold-Williams, Mr. Harvey, and Mr. Sergel in US dollars, using a one-to-one conversion rate to the Canadian dollar.

(7)	Mr. Sergel and Mr. Harvey also each received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

COMPENSATION OF EMERA DIRECTORS ON OPERATING COMPANY BOARDS

The Emera Board of Directors, on the recommendation of the NCGC, also determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the table above entitled Total Director Compensation in 2023.

Emera US Holdings Inc. is a United States holding company that holds certain United States-based investments of Emera. Members of the Board of Directors of Emera US Holdings Inc. receive an annual retainer of $10,000 USD for serving on its Board, plus $1,000 USD for any meetings.

Mr. Sergel was a Director of Emera US Holdings Inc. until his resignation on May 24, 2023 (concurrent with him ceasing to be a Director of Emera at our 2023 Annual Meeting) and received $5,377 in compensation in 2023 for serving on its board. Mr. Harvey became a Director of Emera US Holdings Inc. effective May 24, 2023 and received $8,213 in compensation in 2023 for serving on its board. (1)

(1)	Compensation amounts are stated in Canadian dollars.

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ANNUAL REVIEW AND CHANGES FOR 2024

The NCGC annually reviews the compensation of Directors to help ensure it is appropriate.

The NCGC reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant.

The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and United States sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in this Circular.

Based on this approach and on such annual review, the Board, on the recommendation of the NCGC, has approved an increase in the annual retainer for Emera Directors by $22,500 per annum, all payable in cash, for a total annual Director retainer of $275,000, effective January 1, 2024.

The Board, on the recommendation of the NCGC, also approved an increase to the annual retainer for the Chair of the Board by $25,000, $12,500 of such increase payable in cash and $12,500 payable in DSUs, for a total annual Board Chair retainer of $475,000. In addition, the Board, on the recommendation of the NCGC, also approved a $2,500 increase to the annual Committee Chair retainer for each of the MRCC, NCGC, HSEC and RSC, for a total annual Committee Chair retainer of $25,000 each. There was no increase in the Audit Committee Chair’s annual retainer. The increases to the annual Board Chair retainer and the annual Committee Chair retainers for the MRCC, NCGC, HSEC and RSC were effective January 1, 2024.

Effective January 1, 2024 the rates of compensation for Emera Directors are as follows:

Annual retainers for Directors in 2024	Cash amount ($)	DSUs ($)	Total ($)
Chair’s retainer	237,500	237,500	475,000
Director’s retainer	115,000	160,000	275,000
Audit Committee Chair’s retainer	27,500	N/A	27,500
Audit Committee member’s retainer	12,500	N/A	12,500
Management Resources and Compensation Committee Chair’s retainer	25,000	N/A	25,000
Management Resources and Compensation Committee member’s retainer	10,500	N/A	10,500
Nominating and Corporate Governance Committee Chair’s retainer	25,000	N/A	25,000
Nominating and Corporate Governance Committee member’s retainer	10,500	N/A	10,500
Health, Safety and Environment Committee Chair’s retainer	25,000	N/A	25,000
Health, Safety and Environment Committee member’s retainer	10,500	N/A	10,500
Risk and Sustainability Committee Chair’s retainer	25,000	N/A	25,000
Risk and Sustainability Committee member’s retainer	10,500	N/A	10,500

DIRECTOR SHARE OWNERSHIP GUIDELINE

Director common share and DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests. Under Emera’s Director Share Ownership Guideline, each Director must own three times the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two. New Directors must meet the ownership requirement of the Share Ownership Guideline within three years of joining the Board and are required to take 100 per cent of their compensation in DSUs until they have met the Director Share Ownership Guideline (Directors appointed before November 2021 have five years to meet the guideline).

Based on the annual cash ($115,000) and equity-based ($160,000) retainer compensation in effect for Emera Directors as of January 1, 2024 as described earlier this Circular, each Director must own Emera shares or DSUs, or a combination of the two, worth $825,000. The ownership requirement for the Chair of the Board, based on the Chair’s annual cash ($237,500) and equity- based ($237,500) retainer compensation in effect as of January 1, 2024, as described above, is $1,425,000.

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The table below shows each Director nominee’s equity ownership as at December 31, 2023 and their holdings for the previous year, except Mr. Balfour because he is required to meet the share ownership requirements for executive officers (see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular). All of Emera’s Director nominees are in compliance with the Director Share Ownership Guideline.

Director Nominee	Total common shares	Total DSUs	Value at December 31, 2023 (1)	Multiple of 2024 annual retainer	Share Ownership Requirement (2)	Year to meet share ownership requirement
Scott Balfour (3)	—	—	—	—	—	—
James Bertram	14,170	31,473	2,295,850	8.3x	3x	Achieved
Henry Demone	9,062	43,145	2,625,990	9.5x	3x	Achieved
Paula Gold-Williams	Nil	11,204	563,549	2x	3x	February 2025
Kent Harvey	Nil	26,166	1,316,130	4.7x	3x	Achieved
Lynn Loewen	4,490	62,687	3,378,994	12.2x	3x	Achieved
Brian Porter (4)	10,000	Nil	503,000	1.8x	3x	March 2027
Ian Robertson	32,600	9,757	2,130,552	7.7x	3x	Achieved
Jackie Sheppard (Chair)	11,947	130,221	7,151,066	15x	3x	Achieved
Karen Sheriff	1,000	15,263	818,029	2.9x	3x	February 2026
Jochen Tilk	Nil	29,431	1,480,356	5.3x	3x	Achieved

(1)	The payout or market value of common shares/DSUs is based on the Emera common share closing price of $50.30 as of December 29, 2023.
(2)	Under Emera’s Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two.
(3)

Mr. Balfour is subject to the share ownership requirements for executive officers (see Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation in this Circular).

(4)	Mr. Porter joined the Board in March 2024 and at that time owned 10,000 common shares of Emera. He has until March 2027 to meet the share ownership guideline.

DIRECTORS ARE INCREASING THEIR SHARE/DSU OWNERSHIP OVER TIME

By virtue of the compensation payable in DSUs, more than 58 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirrors the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. Most of the Director nominees have elected to receive DSUs in lieu of the cash component of the compensation they would otherwise be entitled to as Emera Directors.

DIRECTORS’ DSU PLAN

Under the Directors’ Deferred Share Unit and Share Purchase Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs and subject to the Emera Director Share Ownership Guideline.

Directors’ fees are paid on a quarterly basis, at which time, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing: (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date.

To further encourage Directors to acquire Emera shares, the Directors’ DSU Plan was amended in September 2022 to provide them with the opportunity to elect to receive market-purchased shares. Under the Directors’ DSU Plan, Directors may elect in advance to receive DSUs, common shares of Emera, or a combination of DSUs and shares, in lieu of their cash compensation. Any portion of a Director’s fees that the Director elects to receive in the form of shares would not be deferred compensation (as is the case when a Director receives fees in the form of DSUs) and, therefore, would be subject to applicable income tax withholdings. Thus, compensation net of tax withholdings would be used to purchase shares. Under the Directors’ DSU Plan, Directors may request that Company shares acquired on their behalf be (i) sold or (ii) withdrawn from the revised Directors’ DSU Plan and

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delivered in accordance with such Director’s instructions. Absent special instructions, the custodian would hold the shares in an account maintained by the custodian for the benefit of the Director. Any dividends earned on such shares would be automatically reinvested in shares acquired on the market and credited to the Director’s account.

2.9	Additional Information

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2023.

Documents and websites referenced herein are not incorporated by reference into this Circular unless the incorporation by reference is explicit. References to our website address in this Circular are intended to be inactive textual references only.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: 902-428-6996; Facsimile: 902-428-6171; email: Brian.Curry@emera.com.

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3. Executive Compensation

Emera’s approach to executive compensation is supported by strong governance and robust risk management, and designed to achieve results, drive growth and deliver value to customers and shareholders. Recruiting and retaining top talent is fundamental to Emera’s success.

IN THIS SECTION	3.1	MESSAGE FROM THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE TO OUR SHAREHOLDERS	66

	3.2	STATEMENT OF EXECUTIVE COMPENSATION	68

	3.3	COMPENSATION DISCUSSION AND ANALYSIS	74

	3.4	PERFORMANCE GRAPH	93

	3.5	NEO SUMMARY COMPENSATION TABLE	95

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3.1 Message from the Management Resources and Compensation Committee to Our Shareholders

Dear Shareholder,

In 2023, the Emera team made significant progress in advancing the corporate strategy and delivering shareholder value.

All aspects of Emera’s compensation programs, including executive compensation, are overseen by the Management Resources and Compensation Committee of the Board (the “Committee” or “MRCC”). In this Circular, we are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2023 performance, and our decisions relating to executive compensation.

Emera’s approach to executive compensation is designed to align pay with performance. We do this by ensuring a significant portion of the compensation we pay to executives is directly linked to the achievement of corporate objectives and share price performance. Additionally, our share ownership guidelines require our executives to hold significant equity (or equity equivalent) in Emera. The MRCC carefully assesses performance measures and targets to ensure they reflect Emera’s values and strategic priorities and recommends changes to the Board as appropriate. The targets must be achieved within the principles of prudent risk management, good corporate governance and compliance with relevant regulations. Guided by these principles, along with input from other members of the Board and independent consultants, the MRCC oversees the establishment of Emera’s performance goals, which are based on Board-approved financial objectives and budgets. The MRCC also assesses Emera’s executive compensation programs, including short- and long-term incentive payouts for the executive team.

2023 COMPENSATION

Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size and scope as Emera. In addition to market competitive data, the Committee considers experience, uniqueness of responsibilities and performance of the Named Executive Officers (“NEOs”) in setting the level of target compensation.

At the end of 2022, the Committee reviewed benchmarking analyses from both Hugessen Consulting Inc. (“Hugessen”), the Board’s independent compensation advisor, and Mercer (Canada) Limited (“Mercer”), management’s external compensation advisor, using the Company’s peer comparator group.

Based on the comparative positioning of Emera’s target compensation to market, the Committee is satisfied that our NEOs are compensated competitively and in alignment with our compensation philosophy. The Committee will continue to monitor market trends to maintain our competitive positioning and our ability to attract the skills and talent required to operate our assets and deliver on our strategy.

The Committee also conducted its annual risk assessment to identify potential risks associated with Emera’s compensation design and policies. The assessment concluded that there are no material risks associated with Emera’s compensation programs and the Company has an appropriate system of checks and balances to mitigate the level of risk undertaken by management.

Recognizing Emera’s performance against objectives established for the 2023 Emera Corporate Scorecard, the Board approved an annual Short-term Incentive Plan payout of 115.5 per cent of target for the NEOs. A full description of the 2023 Scorecard metrics and results is provided in 2023 Short-Term Incentive Results on page 80.

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Our 2023 Long-term Incentive Program, which consisted of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2021 PSU grant, which had a performance period from January 1, 2021 to December 31, 2023, measured Emera’s growth in adjusted earnings per share for compensation purposes (“compensation EPS”) and adjusted operating cash flow, pre-working capital for compensation purposes (“compensation cash flow, pre-working capital”) (1). It also measured Emera’s Total Shareholder Return (“TSR”) against that of the S&P/TSX Capped Utilities Index. Emera’s compensation EPS growth performance fell just below target level but compensation cash flow, pre-working capital exceeded stretch, which resulted in a performance factor of 115 per cent. A full description of the 2021 PSU grant result is provided on page 87.

The Committee engaged Hugessen to conduct the annual pay-for-performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to Mr. Balfour from 2019 to 2023 and compared the investment returns experienced by shareholders over the same period. The analysis included both realized pay (consisting of amounts paid) and realizable pay (consisting of the value of any outstanding equity-based awards). The analysis concluded there was appropriate alignment between the President and CEO’s realized/realizable pay and shareholders’ return on investment experience over the long term. Please see Total Shareholder Return and President and CEO Compensation on page 94 for more information on the analysis.

Based on Emera’s performance in 2023 and the impact of that performance on the compensation paid to our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders.

SHAREHOLDER FEEDBACK

At our 2023 Annual Meeting, we held our annual “Say on Pay” advisory vote allowing shareholders to indicate whether they agree with Emera’s compensation practices and policies. Shareholders voted 94.46 per cent in favour of our approach to executive compensation. At this year’s Annual Meeting, we will again be presenting a “Say on Pay” non-binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and to have constructive dialogue about our compensation decisions and other governance matters. Shareholders can contact the Chair of the Committee or the Chair of the Board at the address listed at the end of this letter.

As always, we welcome your thoughts on our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the Committee or the Chair of the Board by mailing (through regular mail or other means of delivery) to:

Attention: Chair of the MRCC	Attention: Chair of the Board

P.O. Box 910, Halifax, Nova Scotia B3J 2W5	P.O. Box 910, Halifax, Nova Scotia B3J 2W5

in a sealed envelope marked “Private and Confidential – Attention, Chair of the MRCC of Emera Inc.”	in a sealed envelope marked “Private and Confidential – Attention, Chair of the Board of Directors of Emera Inc.”

Henry Demone	James Bertram	Karen Sheriff	Jochen Tilk

Director and Chair of the	Director and Member of the	Director and Member of the	Director and Member of the
Management Resources and	Management Resources and	Management Resources and	Management Resources and
Compensation Committee	Compensation Committee	Compensation Committee	Compensation Committee

(1)

Compensation EPS and compensation cash flow, pre-working capital are non-GAAP measures and do not have standardized meaning under United States Generally Accepted Accounting Principles (“USGAAP”). A reconciliation of these non-GAAP measures to the nearest GAAP measures is discussed on page 88.

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3.2 Statement of Executive Compensation

Emera’s approach to executive compensation is designed to achieve results, drive growth and deliver value to customers and shareholders. We are committed to:

•	aligning the financial interests of executives with Emera’s broader strategic and business interests and the related interests of Emera’s shareholders, customers and other stakeholders;

•	rewarding Emera’s executives for sustained growth in shareholder value;

•	paying competitively with our North American peers;

•	balancing short- and long-term incentive plans that reflect our pay-for-performance philosophy; and

•	managing risk through good governance.

MARKET COMPETITIVENESS

Emera benchmarks executive compensation to ensure the Company pays competitively in the markets where it operates, and to motivate, attract and retain high-quality talent. Emera’s executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and scope as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities, performance and succession planning. Total target compensation for senior management, including the NEOs, is comprised of base salary, target short-term incentive and target long-term incentives linked to creating shareholder value.

PAY-FOR-PERFORMANCE PHILOSOPHY

A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to share price performance and the achievement of performance objectives that measure whether shareholders are receiving appropriate return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, climate, environmental, social and governance objectives, including safety that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay greater amounts for superior performance and lesser amounts if target performance is not achieved. Emera must achieve a threshold level of performance for any payment against a particular objective or there is no payment against that objective. The Board Chair, in collaboration with the MRCC and the Board as a whole, assesses the performance of the President and CEO. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the MRCC, which in turn discusses the assessments with the Board of Directors for approval.

Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants, and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plans are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriately aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design remain appropriate or require any changes.

The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts up or down to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant.

The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation. These guidelines are detailed on page 70.

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COMPENSATION PROGRAM

Emera’s compensation program includes the following components:

Base Salary (page 80): Salaries are benchmarked against companies of similar size and scope as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.

Short-term Incentive Plan (page 80): Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, organizational, environment, social and governance objectives including safety that, if achieved, add value to the Company.

Long-term Incentive Program (page 85): Consists of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options. Levels are determined based on competitive benchmarking data and the degree of the executive’s responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension Plan Benefits (page 97): The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Executive Benefits (page 91): The Company offers market competitive non-cash compensation components such as group benefits, vacation, wellness incentives and an employee common share purchase plan.

Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera’s executive officers and the administration of all the Company’s executive compensation plans and programs. Current members of the MRCC are:

Mr. Henry Demone (Chair)

Mr. James Bertram

Ms. Karen Sheriff

Mr. Jochen Tilk

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in the section entitled Director Nominees earlier in this Circular.

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The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. We are guided by the following key practices, which we believe promote good governance and serve the interests of our shareholders:

What we do

Align the Company’s compensation programs with its corporate strategy, using financial and non-financial performance metrics that support both short- and long-term strategic goals.

Perform an annual risk assessment to identify risks associated with our pay structure.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts and the inclusion of threshold performance hurdles under the short-term and equity-based incentive plans for results below expectations, at the MRCC and Board’s discretion.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting, which allows shareholders to indicate whether they agree with Emera’s compensation practices and policies (94.46 per cent of votes cast last year were in favour of the Company’s approach).

Use double-trigger change of control agreements.

Test compensation awards for appropriate alignment between pay and performance under several different outcome scenarios.

Oversee the compilation and review of the detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have significant share ownership requirements for NEOs, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote equity.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the median employees’ total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past five years, factoring in long-term incentive payouts and changes in value.

Translate United States dollar (“USD”) earnings to Canadian dollar (“CAD”) earnings using a budgeted foreign exchange rate to ensure that fluctuations in the foreign exchange rate do not positively or negatively impact the measurement of the Company’s performance results against its targets.

Provide guidance and oversee the Company’s extensive succession planning program, including all major components, such as routine efforts to identify successor readiness over one-, three-, and five-year forward-looking employee development horizons.

What we don’t do

Allow for the repricing or backdating of stock options.

Allow the payment of dividends on share awards prior to vesting.

Count unvested awards, including PSUs and RSUs, or unexercised stock options, toward share ownership requirements.

Allow executives to limit their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions.

Grant additional years of credited service to NEOs under the Company’s pension plan or supplemental employee retirement plan.

Compensate executives for sitting on or chairing the Boards of any of Emera’s operating companies.

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MRCC GOVERNANCE

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs, RSUs and deferred share units (“DSUs”) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive plan and the equity compensation plans and any changes to such plans.

The Board Chair specifically discusses the President and CEO’s performance with each Director individually, and as a group, and provides feedback to the MRCC, the Board and the President and CEO on at least an annual basis. In addition, the CEO reports, and the Committee reviews, the progress toward annual objectives at every Board meeting.

RISK MANAGEMENT AND COMPENSATION

As part of the Board and MRCC’s oversight responsibilities for the design and administration of Emera’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment in consultation with an external compensation consultant. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder and stakeholder interests, comply with regulatory requirements, and are consistent with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking.

Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan designed to mitigate risk. For more information, please see the Executive Share Ownership Requirements and Anti-Hedging Policy section on page 92.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management, and management’s external compensation advisors.

All members of the MRCC have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

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Annual Compensation Risk Assessment

In 2023, the MRCC conducted its annual compensation risk review of our executive compensation programs and policies. To assist in the review, management engaged Mercer to evaluate their previous year’s comprehensive risk assessment for any material changes over the course of the year. Mercer again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC determined that:

•

Total compensation is appropriately balanced between short- and long-term horizons, and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The use of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;

•	The Short-term Incentive Plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;

•

Risks associated with the Long-term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs, RSUs and stock options. Risks that incentive plans may incentivize activities that are inconsistent with Emera’s strategy are mitigated by choosing metrics aligned with key areas of financial and strategic performance;

•	The MRCC and Board’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases the risks associated with those plans;

•

Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and the interests of shareholders. In addition, the Company’s anti-hedging policy helps maintain that alignment by prohibiting senior officers from reducing their economic risk with respect to any Emera securities they hold through hedging, pledging or other such transactions. The ownership requirement includes a one-year hold period post-retirement for NEOs;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company and promote a continued vested interest in the Company post-retirement;

•

The clawback policy contributes to the Company’s risk mitigation efforts and allows the Company to recoup short- and long- term incentive payments made to senior executives in cases where: (a) the payments were based on reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) the executive commits a serious breach of the Company’s Code of Conduct; and

•

The inclusion of double-trigger provisions in senior executives’ employment contracts and the absence of enhanced benefits in a change of control situation mitigates the risk arising from a change in control of the Company.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs do not pose a material risk to the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. The MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment, and the reporting of financial results on which certain important compensation decisions (such as incentive payouts) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

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SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time.

The MRCC assists the Board in the succession planning process for the President and CEO and has responsibility for overseeing succession planning for senior management of the Company and its operating companies. The Board also has responsibility for approving the appointment of the Company’s officers.

As part of Emera’s comprehensive succession planning process, management and the MRCC review, on an annual basis, the detailed management succession and development plans, and potential candidates for CEO and senior management positions throughout the Company and its operating companies. The Committee oversees the management succession planning process and developmental strategy, which includes assessments of the senior leadership at all operating companies to leverage the entire talent pool across Emera. The Board receives a related progress report from the CEO at every Board meeting during the in-camera session. In addition, the process also involves an annual discussion between the Chair and every member of the Board. The Company also considers external candidates when filling executive roles.

The succession planning process includes the identification of successors for all executive roles on a temporary or urgent basis in the event of an unexpected vacancy. This helps to ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals and the leadership team related to identified core leadership capabilities. Personal development plans and overall Company leadership development programs are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to operating companies are made where appropriate, regular leadership development training occurs and mentors are assigned, where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

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COMPENSATION ADVISORS

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera. In addition, Hugessen advises the MRCC on policy recommendations made by management and reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

Recently, the MRCC received proposals from Committee consultants, including Hugessen. Following this process, Hugessen’s engagement was renewed.

The MRCC:

•	Annually reviews the advisor’s performance and fees.

•	With input from Company management and the advisor, annually, or on an as-needed basis, determines the specific work the advisor is to undertake and the fees associated with this work.

•	Prior to undertaking any work, ensures the advisor provides an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval.

•	Does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, Emera engaged the services of Mercer and TELUS Health in 2023 to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and TELUS Health, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2022 and 2023.

	2023		2022
Advisor	Executive Compensation- Related Fees ($)	All Other Fees ($)	Executive Compensation- Related Fees ($)	All Other Fees ($)
Hugessen Consulting Inc.	143,193	Nil	128,655	Nil
TELUS Health	Nil	109,102	Nil	75,415
Mercer (Canada) Limited (1)	Nil	251,007	Nil	200,285

(1)

Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2022 and 2023 to review Directors’ compensation; the fees for that review are included in the amounts shown.

3.3	Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICER COMPENSATION

The NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO and the next three most highly compensated executive officers of the Company, or its operating companies, as defined by Canadian securities legislation:

•	Scott Balfour, President and Chief Executive Officer, Emera Inc. (“President and CEO”);

•	Greg Blunden, Chief Financial Officer, Emera Inc. (“CFO”);

•	Archibald Collins, President and Chief Executive Officer, Tampa Electric Company;

•	Karen Hutt, Executive Vice President (“EVP”), Business Development and Strategy, Emera Inc.; and

•	Bruce Marchand, Chief Risk and Sustainability Officer, Emera Inc.

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Scott Balfour, President and Chief Executive Officer, Emera Inc.

Scott Balfour became President and CEO of Emera in 2018. He joined the company as Chief Financial Officer in 2012 and became Chief Operating Officer in 2016. Since joining Emera, Scott has been instrumental in driving the company’s growth. He played a lead role in the $10.4B USD acquisition of TECO Energy in 2016 – at the time, one of Canada’s largest cross-border mergers and acquisition transactions. Scott is leading the team in executing on the company’s long-standing strategy to safely deliver cleaner, affordable and reliable energy to customers. Under his leadership, the team continues to drive growth and create significant value for customers, shareholders and communities. In May 2021, Scott was named CEO of the Year by Atlantic Business Magazine. After beginning his career in commercial and corporate banking, Scott spent nearly two decades in Canada’s finance and construction sectors. First as CFO, then as President, Scott led the growth of the Aecon Group from a $60 million to a $2.8 billion company and one of Canada’s largest publicly traded construction firms. Scott is a director of several of Emera’s operating companies including being Chair of Tampa Electric, Peoples Gas and Nova Scotia Power. He is a board member of the Edison Electric Institute and the Business Council of Canada. He received a Bachelor of Business Administration (Honours) from Wilfrid Laurier University and earned a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

Greg Blunden, Chief Financial Officer, Emera Inc.

Greg Blunden was appointed CFO of Emera Inc. in March 2016. He joined Emera in 2000 and has held financial leadership roles at Emera Inc., Emera Maine and Nova Scotia Power. Greg has valuable experience and industry insight into all aspects of our business such as corporate finance, business development, utility operations, customer service, renewable energy and regulatory policy. Previously, he was Emera’s Vice President, Corporate Strategy & Planning, and before that he held the position of EVP, Customer, Business & Financial Services at Nova Scotia Power. Greg is a graduate of Mount Allison University. He is a Chartered Professional Accountant and in 2019 he was awarded the designation of Fellow Chartered Professional Accountant (FCPA).

Archibald Collins, President and Chief Executive Officer, Tampa Electric Company

Archie Collins was appointed President and CEO of Tampa Electric in May 2021. He began his career in the energy sector with Nova Scotia Power in 1990. Since then, he has held increasingly senior leadership roles within NSP, Emera Energy, Emera Caribbean and Tampa Electric. Archie has served as President and Chief Operating Officer of Emera Caribbean, President and CEO of Grand Bahama Power, Executive Vice President Commercial Operations with Emera Energy, and Chief Operating Officer of Tampa Electric. Archie is a professional chemical engineer and holds a Diploma in Engineering from St. Francis Xavier University and a Bachelor of Chemical Engineering from Dalhousie University. He is a member of the Florida Council of 100 and serves on the boards of the Florida Chamber of Commerce, the Tampa Bay Economic Development Committee, the Tampa Medical and Research District Advisory Committee, the Association of Edison Illuminating Companies and the Tampa Theatre. He also chaired the American Heart Association’s 2023 Heart Walk in Tampa.

Karen Hutt, Executive Vice President, Business Development and Strategy, Emera Inc.

Karen Hutt leads Emera’s business development and strategy efforts, playing a lead role in the company’s next growth phase. Karen also has executive oversight of Emera’s Corporate Affairs function. Karen joined Emera in 2021 and prior to her current role, served as President and Chief Executive Officer of Nova Scotia Power Inc. – a role she held from August 2016 until October 2019. Previously, as Emera’s Vice President, Mergers and Acquisitions, Karen was part of the team that executed the TECO Energy transaction – a transformational deal that doubled the size of Emera. Prior to that, she served as Emera Energy’s Executive Vice President, Commercial, and President, Northeast Wind. An active supporter of the local community, Karen currently serves on the Acadia Board of Governors. She is a past Chair of the IWK Health Centre in Halifax and also served as a Trustee of the IWK Foundation Board. She is Past-Chair of the Junior Achievement of Nova Scotia Board of Directors. Karen holds degrees from Acadia University and Mount Saint Vincent University and has an ICD.D designation from the Institute of Corporate Directors.

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Bruce Marchand, Chief Risk and Sustainability Officer, Emera Inc.

After a successful legal career in private practice, Bruce joined Emera as Chief Legal Officer in 2012. His role was expanded in 2014 when he was named Chief Legal & Compliance Officer. In July 2022, Bruce was appointed Chief Risk & Sustainability Officer, adding to his enterprise risk management role the responsibility for Emera-wide Sustainability. Bruce chairs Emera’s Mandatory Sustainability Disclosure Task Force. In 2023, Bruce was appointed to the Canadian Sustainability Standards Board. Bruce has chaired or otherwise been involved in a number of local and regional non-profit boards and fundraising initiatives, including the Atlantic Economic Council, QEII Health Sciences Centre Foundation, Canadian Cancer Society, Junior Achievement, the Mental Health Foundation of Nova Scotia, the United Way and March of Dimes. Bruce earned a bachelor’s degree and University Medal in Economics from Acadia University and is a graduate of the Schulich School of Law at Dalhousie University. He is a long-standing member of the Nova Scotia Barristers Society and the Canadian Bar Association.

The total target compensation for each NEO in 2023 is outlined below:

Name	Base salary ($)	Short-term incentive at target (% of base salary)	Short-term incentive at target ($)	Long-term incentive at target (% of base salary)	Long-term incentive at target ($)	Total target compensation ($)
Scott Balfour	1,133,000	100	1,133,000	515	5,834,950	8,100,950
Greg Blunden	620,000	80	496,000	220	1,364,000	2,480,000
Archibald Collins	600,000	80	480,000	150	900,000	1,980,000
Karen Hutt	535,000	70	374,500	180	963,000	1,872,500
Bruce Marchand	545,000	70	381,500	160	872,000	1,798,500

The following charts show the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2023 compensation plan design resulted in 86 per cent at-risk pay for our President and CEO and an average for the five NEOs of 74 per cent.

Figures in charts have been rounded to the nearest percentage.

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COMPENSATION PROCESS

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs. The recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its operating companies.

Emera management engages the services of Mercer to compile market information on senior management compensation relating to base salary, and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place annually, and the scope of services includes competitive market studies of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators. A review of the Company’s benchmarking peer group was done at the end of 2022. Following the de-listing of former peer Inter Pipeline, the MRCC approved Northland Power as a replacement given its comparable size and industry relevance.

The Company’s comparator group for senior executives consists of two subgroups: (1) a Canadian group of companies in the Canadian energy, utility and general industry sectors; and (2) a US group of US energy and utility companies. It consists of the following companies:

Canadian comparators	US comparators

Energy & Utility Industry

Algonquin Power & Utilities Corp.

AltaGas Ltd.

ATCO Ltd.

Fortis Inc.

Hydro One Ltd.

Keyera Corp.

Northland Power

Pembina Pipeline Corp.

TC Energy Corp.

TransAlta Corp.

General Industry

Air Canada

Canadian Pacific Railway

Canadian Tire Corp. Ltd.

Loblaw Companies Ltd.

Nutrien Ltd.

Restaurant Brands International LP

Rogers Communications Inc.

TELUS Corp.

Energy & Utility Industry

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

Avangrid Inc.

Black Hills Corporation

CenterPoint Energy, Inc.

CMS Energy Corp.

DTE Energy Company

Evergy, Inc.

Eversource Energy

NiSource Inc.

OGE Energy Corp.

Pinnacle West Capital Corp.

Sempra Energy

UGI Corp.

WEC Energy Group, Inc.

The inclusion of US companies reflects that approximately 73 per cent of Emera’s assets are US-based and approximately 70 per cent of Emera’s revenues came from US operations in 2023. It also recognizes the talent market for the executive team and that most of Emera’s executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a “one size fits all” approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The Committee considers the corporate and geographical scope of each executive’s responsibilities when setting benchmark comparator groups. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

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The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues, and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Emera vs. Pay Benchmarking Comparator Groups

(1)	As at date of analysis, February 21, 2023.
(2)	Last twelve months at December 31, 2022.

Note: The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ.

In addition to using publicly disclosed compensation data from the companies in the comparator group, for additional comfort, the MRCC also considers executive compensation data from energy and services companies with similar revenues to Emera in Mercer’s Total Compensation Survey for the Energy Sector. In some cases, the MRCC may consider executive compensation data from general industry companies of similar size to Emera in Mercer’s Benchmark Database Survey.

With the assistance of Hugessen and Mercer, the Committee conducted a compensation benchmarking review of the executive team at the end of 2022 to set 2023 pay using the comparator group and survey data and undertook a review of the competitiveness and appropriateness of Emera’s compensation programs. More details on the results of the review are provided in the next section.

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ANNUAL COMPENSATION REVIEW PROCESS

For each executive position, a range for base salary, target short-term incentive and target long-term incentive is established annually, using the benchmarking data along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts an annual performance assessment of each member of the executive leadership team, including the NEOs, which shapes the annual salary adjustment recommendations. Based on performance assessments and benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the Board conducts an annual performance assessment and the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2022, both management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2023.

Mr. Balfour received a 3 per cent increase to base salary, resulting in 2023 total compensation of $8.1 million. In keeping with the Company’s pay-for-performance approach, 86 per cent of Mr. Balfour’s compensation is allocated to his short- and long-term incentive targets, closely linking his compensation to the achievement of key objectives that advance Emera’s corporate strategy and performance metrics that measure long-term shareholder value.

To reflect Mr. Blunden’s positioning against other CFOs and his continued growth and performance, he received a 3.3 per cent increase to base salary. In consideration of Mr. Collins’ strong performance and to align him to his peer group, he received a 16.0 per cent increase, including an increase to base salary and LTIP target. To maintain Ms. Hutt’s relative positioning against market and in recognition of her performance, Ms. Hutt received a 4.9 per cent increase to base salary. Based on Mr. Marchand’s change in role and his positioning against the updated benchmark, Mr. Marchand’s total compensation remained unchanged for 2023.

The compensation changes from 2022 to 2023 are summarized below. All changes were effective January 1, 2023:

	Year	Base salary ($)	Short-term incentive target (% of base salary)	Long-term incentive target (% of base salary)	Total target compensation (% increase)	Proportion of compensation at risk (%)
Scott Balfour	2022	1,100,000	100	515	3.00	86
	2023	1,133,000	100	515
Greg Blunden	2022	600,000	80	220	3.33	75
	2023	620,000	80	220
Archibald Collins	2022	535,000	80	140	15.65	70
	2023	600,000	80	150
Karen Hutt	2022	510,000	70	180	4.90	71
	2023	535,000	70	180
Bruce Marchand	2022	545,000	70	160	0.00	70
	2023	545,000	70	160

As a result of the changes, the variable or at-risk component of the NEOs’ compensation averaged 74 per cent in 2023. The changes made to the compensation of the respective NEOs in 2023 are also reflected in the NEO Summary Compensation Table.

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ELEMENTS OF COMPENSATION

Base Salary

While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. See the table above for 2023 base salary increases, which were intended to better align base salary positioning relative to the market.

Short-term Incentive Plan

The compensation awarded under the Short-term Incentive Plan links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

Short-term incentive payouts for all NEOs are calculated based on results achieved through a corporate scorecard.

2023 Short-term Incentive Results

2023 Emera Corporate Scorecard

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2023. It was used to determine the short-term incentive payouts for our corporate-level NEOs, Mr. Balfour, Mr. Blunden, Ms. Hutt and Mr. Marchand. The short-term incentive payout for Mr. Collins was based on the Tampa Electric Corporate Scorecard discussed below.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and include threshold, target and stretch performance measures for each objective. To reach target level performance, all threshold and target measures must be achieved, and to reach stretch level performance, all threshold, target and stretch measures must be achieved.

The following shows the elements and results of the Emera Corporate Scorecard for 2023.

Financial Measures (1) – 70% Weighting

(1)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2)

Adjusted net income attributable to common shareholders for compensation purposes (“compensation net income”) and cash flow from operations for compensation purposes (“compensation cash flow”) are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 82.

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Safety, Environment, and People – 30% Weighting

Safety (10% weighting)

Threshold Measures	Target Measures	Stretch Measures	Highlights
75% of corporate senior management team to complete a minimum of one Safety Observation or Safety Engagement every six months.	50% reduction in consolidated High-Energy SIF (“HSIF”) plus SIF Prevention Program to be implemented and SIF concepts integrated into affiliate operational controls.	Achieve 20% reduction in consolidated Lost Time Injury (“LTI”) Frequency Rate compared to the five-year rolling average.

All threshold, target and stretch measures have been achieved.

•  We continued to build on our critical safety programs, and our senior management team showed its commitment by exceeding our goal on completing field level safety observations and engagements with our frontline employees.

•  We continued implementation of our Serious Injury and Fatality (SIF) prevention program across our operations and successfully reduced our HSIF events by 83%.

•  We reduced our lost-time injury frequency rate by 24% across Emera, our lowest rate ever.

Safety Result: Stretch		Payout: 20%

Environment (10% weighting)

Threshold Measures	Target Measures	Stretch Measures	Highlights
Complete Phase 3 of Uncontrolled Releases Prevention initiative; Development of detailed Cority Release 2 training materials by Q2 and completion of Cority training by 90% of targeted Emera Inc. employees by year end. (Leaders Group + Occupational Health and Safety Committee).

Utilizing the Cority platform, implement an improved performance reporting system to management and key stakeholders that supports Management System requirements; Implementation of relevant Cority Release 2 functionality per affiliate

implementation plans and achieve no significant events.

Conduct gap analysis of Scope 3 Greenhouse Gases emissions inventory at Emera.

All threshold, target, and stretch measures have been achieved.

•  There were no significant environmental incidents.

•  A gap analysis of Scope 3 Greenhouse Gasses emission inventory was completed and presented to leadership.

Environment Result: Stretch	Payout: 20%

People (10% weighting)

Threshold Measures	Target Measures	Stretch Measures	Highlights
80% of leaders will create an action plan to implement with their teams following their attendance at a workshop on creating psychological safety.	95% of Cyber Training Completed and 95% of employees have a career conversation with their leader and the results are captured.

An average monthly cybersecurity phish rate of 5% for Emera, following the removal of the best and worst month.

Ensure a diverse qualified candidate short list for external postings at a minimum of 75% of the time.

All threshold, target, and stretch measures have been achieved.

•  We continued our DEI journey by providing a diverse qualified candidate short-list 88% of the time, surpassing our goal.

•  Psychologically safety was a focus for leaders, with 90.5% attending a workshop and producing an action plan for their teams.

People Result: Stretch		Payout: 20%	Total 2023 Emera Corporate Scorecard Result: 115.5%

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The financial targets reflected in the scorecard are linked to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year.

The compensation cash flow and compensation net income figures that are shown in the Emera corporate scorecard are adjusted for incentive purposes from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes:

•	The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period.

•

Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts.

•

The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss.

•

Perfect alignment of performance and compensation can be elusive from year to year. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation.

The timing of fuel and storm cost recoveries had significant impacts on the Company’s Compensation Cash Flow metric in the Emera corporate scorecard as well as the 2021 PSU grant. These unexpected costs will ultimately be recovered in subsequent years following established regulatory processes and incorporated into respective future budgets and targets. As such, the 2023 Compensation Cash Flow results have been adjusted to neutralize the impact of timing differences between when the fuel and storm costs are incurred and when they will be recovered. The table that follows shows the reconciliation between the reported and adjusted figures used in the Emera corporate scorecard. Adjustments in respect of the 2021 PSU grant are disclosed on page 88.

Compensation net income reconciliation (in millions $)	2023
Reported net income attributable to common shareholders	978
Less: Mark-to-market gain, after tax (1)	(169)
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	(22)

Compensation net income	787

Compensation cash flow reconciliation (in millions $)	2023
Reported operating cash flow	2,241
Add: Changes in non-cash working capital	95
Add: Adjustment to translate USD earnings to budgeted foreign exchange rate	(70)
Add: Adjustment for extraordinary fuel costs to be recovered in subsequent years	127
Add: Adjustment for extraordinary storm costs to be recovered in subsequent years	55

Compensation cash flow	2,448

(1)	Net of income tax expense of $68 million.

While financial results fell below target, all measures related to safety, environment and people were achieved. In 2023, the lost- time injury frequency rate was reduced by 24 per cent across all operating companies, a record high for Emera.

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2023 Tampa Electric Corporate Scorecard

The scorecard for Tampa Electric Company (“Tampa Electric Corporate Scorecard”) was developed by management and approved by the Tampa Electric Company Board of Directors. It was used to determine the short-term incentive payout for Mr. Collins.

Financial Measures (1) – 35% Weighting

Safety, People, Customer, Asset Management – 65% Weighting

Safety (20% weighting)

Measures Included:		Highlights

•  Proactive Incident Rate (“PAIR”) >250 and development of Personal Safety Plans.

•  High-risk reviews.

•  No High Energy Serious Injuries (HSIF) for the year.

•  All HSIF, Low-Energy Serious Injury or Fatality (“LSIF”) and Potential Serious Injury or Fatality (“PSIF”) incidents are investigated on a timely basis.

All threshold and target measures were achieved.

Safety Result: Target	Payout: 20%

People (15% weighting)

Measures Included:		Highlights

•  Execution of DEI and pulse survey action plans.

•  Ensure a diverse, qualified candidate short list for external postings at Manager level and above >75% of the time.

•  Complete strategic workforce plan.

•  Completion and review of development plans for all management employees.

•  Achieve employee retention objectives.

•  Develop and launch learning pilot to enhance business acumen resulting in four commercial opportunities.

All threshold, target and stretch measures have been achieved.

People Result: Stretch	Payout: 30%

(1)	The financial figures for Tampa Electric are shown in USD.
(2)

Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

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Customer (15% weighting)

Measures Included:		Highlights

•  Achieve ≥73% of Key Service Level and Participation Index.

•  Complete the Hurricane Ian “Lessons Learned” and develop a prioritized action plan.

•  Achieve ≥73% of Power, Quality and Reliability (PQR) Index.

•  Implement an Electric Vehicle penetration plan through a program that includes rate design change, facilitation of charging infrastructure, and partnerships.

•  Achieve ≥73% of the Customer Sustainability Index.

All threshold and target measures were achieved.

Customer Result: Target	Payout: 15%

Asset Management (15% weighting)

Measures Included:		Highlights

•  1% increase in the solar net capacity factor vs forecasted solar net capacity factor for 2023.

•  Update the consolidated five-year Technology Roadmap including business objectives, value created and project milestones.

•  Cybersecurity training completion rate of ≥95%.

•  Develop operational plan to mitigate fuel expense and implement at least two initiatives.

All threshold and target measures were achieved.

Asset Management Result: Target	Payout: 15%	Total 2023 Tampa Electric Scorecard Result: 108.5%

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Long-term Incentive Program

In 2023, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the “PSU Plan”), the Restricted Share Unit Plan (the “RSUs Plan”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs, RSUs and stock options.

The number of PSUs, RSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

In 2023, PSUs made up 50 per cent of the target long-term incentive compensatory value for each of Emera’s most senior executive officers, with the remaining 50 per cent divided equally between RSUs and stock options. This mix is aligned with market practice and provides for a balance between company performance and retention, while maintaining the Company’s pay-for-performance strategy by closely linking a significant portion of the executive’s compensation to that of the shareholder experience.

The table below provides a summary of the 2023 long-term incentive grants awarded to the NEOs.

	Options granted (#)	Options grant value ($) (1)	PSUs granted (#)	PSUs grant value ($) (2)	RSUs granted (#)	RSUs grant value ($) (2)	Total LTIP value ($)
Scott Balfour	206,900	1,458,645	56,475	2,917,499	28,239	1,458,827	5,834,971
Greg Blunden	48,400	341,220	13,202	682,015	6,596	340,749	1,363,984
Archibald Collins	31,900	224,895	8,711	450,010	4,357	225,083	899,988
Karen Hutt	34,100	240,405	9,321	481,523	4,667	241,097	963,025
Bruce Marchand	30,900	217,845	8,440	436,010	4,223	218,160	872,015

(1)

Stock options are granted based on the Black-Scholes methodology. Please see the Senior Management Stock Option Plan section on page 89 for details on the Black-Scholes results and the Company’s use of a floor value ratio.

(2)	PSU and RSU grant values were calculated using the 50-day average closing share price of an Emera common share for the last 50 trading days of 2022, which was $51.66.

More details about the PSU Plan, the RSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends like Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

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At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

Like the methodology on the grant, the payout is based on the average 50-trading-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations. Payments are made in cash.

2023 PSU Grant Performance Metrics

The Company’s long-term focus continues to be on EPS growth and long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2023 PSU grant:

1.	Compensation EPS (1) growth, which continues to be a fundamental measure of the increase in profitability of the Company; and
2.	Relative TSR, a key measure of Emera’s relative performance against a Canadian custom peer group.

The TSR metric was introduced with the 2022 PSU grant and will measure Emera’s TSR against the average of the below Canadian custom peer group, which is comprised of close industry peers who Emera competes with for capital.

Relative Total Shareholder Return Canadian Custom Peer Group

Company name	Industry classification
Fortis Inc. Hydro One Limited Algonquin Power & Utilities Corp. Canadian Utilities Limited AltaGas Ltd. Enbridge Inc. TC Energy Corporation	Electric Utilities Electric Utilities Multi-Utilities Multi-Utilities Gas Utilities Oil, Gas and Consumable Fuels Oil, Gas and Consumable Fuels

The combination of the two metrics effectively measures management’s contributions to the creation of long-term value for shareholders.

The performance period for PSUs granted in 2023 is from January 1, 2023 to December 31, 2025 and the table below shows the performance factor levels:

Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Average annual growth in Compensation EPS	75%	3%	6%	9%
Relative Total Shareholder Return	25%	Equal to -25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The threshold, target and stretch levels of performance are consistent with those for previous grants, and are calibrated against a combination of the Company’s five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers, and overall assessment of the expectations of shareholders.

(1)

Adjusted EPS for compensation purposes (“Compensation EPS”) is a non-GAAP financial measure that does not have a standardized meaning under USGAAP. Calculation of this measure and reconciliation to the nearest GAAP measure is discussed on page 88.

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The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2023 Annual Report with respect to risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

Performance Share Unit Plan Results

The 2021 PSU grant had a performance period of January 1, 2021 to December 31, 2023 and was subject to two performance metrics:

1.	Compensation EPS growth weighted at 75 per cent, which is a fundamental measure of the increase in profitability of the Company; and

2.	Compensation cash flow, pre-working capital weighted at 25 per cent, which measures the Company’s success in focusing on cash generation and is a key driver of long-term value for shareholders.

In addition to the above metrics, the 2021 PSU grant was subject to a TSR modifier, which could increase or decrease the performance factor resulting from the two performance metrics by 25 per cent based on Emera’s TSR compared to the TSR of the S&P/TSX Capped Utilities Index over the three-year performance period. If Emera’s TSR was positioned in the top quartile of performance of companies in the S&P/TSX Capped Utilities Index, the performance factor would be increased by 25 per cent; if Emera’s TSR was positioned in the bottom quartile, the performance factor would be reduced by 25 per cent. There is no adjustment if Emera’s TSR is in the second or third quartile of performance. This allowed the Company to focus on its specific business objectives, but still manage shareholder expectations by adjusting the results for relative performance.

The performance factor could range from 0 per cent to 200 per cent. The maximum performance factor is 200 per cent, even with the impact of the TSR modifier. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent. In addition, if Emera’s TSR is negative on an absolute basis, then the TSR payout multiplier cannot be above 1.0 (100 per cent), regardless of whether the Company is in the top quartile of performance. This scenario could arise in situations where general market performance of the companies in the S&P/TSX Capped Utilities Index is negative and Emera’s TSR is higher while still being negative. This provision helps ensure payouts are reasonable when shareholders experience low returns on their investment.

The threshold, target and stretch levels and results are shown in the table below:

2021 PSU grant metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS (1): three-year compound annual growth rate	75%	2%	6%	10%
Compensation cash flow, pre-working capital (1): three-year compound annual growth rate	25%	2%	6%	10%

The results were as follows:

2021 PSU grant metric	2020	2023	Three-year compound annual growth rate	Weighted performance result
Compensation EPS	$2.68	$2.96	3.3%	50%
Compensation cash flow, pre-working capital	$1,420M	$1,900M	10.2%	50%

Performance factor				100%

(1)

Compensation EPS and Compensation cash flow, pre-working capital, are non-GAAP financial measures that do not have standardized meaning under USGAAP. A reconciliation to the nearest GAAP measure is discussed further on page 88.

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The compensation EPS and compensation cash flow, pre-working capital figures shown in the preceding table are adjusted from the Company’s reported figures as reconciled below. Like the approach used for determining the corporate scorecard results, and similar to previous PSU grant results, the Company has removed the cash flow effect of the over/under recovery of fuel and storm costs at both Tampa Electric and Nova Scotia Power.

Adjusted EPS (Basic) Reconciliation ($)	2020	2023
Adjusted EPS (basic) (1)	2.68	2.96
No changes made to Adjusted EPS (basic)	—	—

Compensation EPS	2.68	2.96

Compensation cash flow, pre-working capital reconciliation ($)	2020	2023
Reported operating cash flow	1,637	2,241
Less: Working capital	(217)	95
Less: Fuel over-recovery at TECO	—	(587)
Add: Fuel under-recovery at NSP	—	222
Add: Storm under-recovery at NSP	—	21
Less: Storm over-recovery at TECO	—	(92)

Compensation cash flow, pre-working capital	1,420	1,900

(1)

Adjusted EPS (basic) is a non-GAAP financial ratio that does not have standardized meanings under USGAAP. A reconciliation of adjusted net income to reported net income and the resulting calculation of adjusted EPS (basic) for 2020 and 2023 are included in the “Non-GAAP Financial Measures” section of Emera’s Management’s Discussion and Analysis as at February 16, 2021 and the “Non-GAAP Financial Measures and Ratios” section of Emera’s Management’s Discussion and Analysis as at February 26, 2024, respectively. These sections are incorporated by reference herein and as filed on the company website at www.emera.com and on SEDAR+ at www.sedarplus.com.

The Committee applied the principles laid out in the 2023 Emera Corporate Scorecard in determining the adjustments to the reported figures.

The resulting overall performance factor applied to the 2021 PSU grant was 100 per cent (or 1.0), based on Emera’s compensation EPS growth rate below target performance and the growth in compensation cash flow, pre-working capital exceeding stretch performance. Since Emera’s TSR was in the third quartile of performance of the companies in the S&P/TSX Capped Utilities Index for 2021 to 2023, the relative TSR modifier was not triggered.

The total payout for all PSU Plan participants in respect of the 2021 PSU grant was approximately $13.3 million. The payout for each participant was 101.6 per cent of the original grant value, which factors in share price, notional dividend reinvestment and the performance factor.

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Restricted Share Unit Plan

The RSU Plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy.

An RSU is a notional share unit that is based on the value of an Emera common share – the value of an RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares.

Similar to PSUs, designated senior leaders or key employees are awarded RSUs annually based on a pre-determined target of their base salary and the average 50-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year vesting period.

At the end of the three-year period, RSUs are valued and paid out in cash calculated by multiplying the original number of RSUs granted and all additional notional dividends by the average 50-trading-day closing price for Emera common shares at the end of the three-year period. The calculation is as follows:

RSU Plan Results

The 2021 RSU grant had a vesting period of January 1, 2021 to December 31, 2023.

The total payout for all RSU Plan participants in respect of the 2021 RSU grant was approximately $9.9 million. The payout for each participant was 101.6 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price and notional dividend reinvestment.

Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and its operating companies will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2023 as part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black- Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Program, while reflecting prevailing market conditions. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry.

For the 2023 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 8.4 per cent to 12.9 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was 12.9 per cent over a 36-month period, the floor value ratio was not applied. Accordingly, the value of each option granted in 2023 was $7.05, which was 12.9 per cent of the closing Emera common share price of $54.64 on February 24, 2023, the trading day immediately preceding the grant date. The share price of $54.64 is also the exercise price for the 2023 grant.

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Commencing with the 2022 stock option grant, stock options vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised by the earlier of either six months following the date of termination without cause or the expiry of the option in accordance with its terms and by the earlier of either 60 days following the date of termination for cause or resignation or the expiry of the option in accordance with its terms. If stock options are not exercised within such time, they expire. In the event of death, any unvested options that would vest within 12 months of the date of death will vest immediately and all vested options may be exercised by the option holder’s beneficiary or legal representative by the earlier of either six months from the date of death or the expiry date of the option. Any unvested options that are not scheduled to vest within 12 months of the option holder’s death will expire. Senior executives are entitled to an early retirement provision, as defined in the Stock Option Plan, which allows vested options that are held at the time of retirement to remain exercisable until the end of the option’s term. In the case of early retirement, unvested options held as of the retirement date will expire. The Stock Option Plan also provides for a normal retirement provision, which allows unvested stock options to continue to vest in full and in normal course and be exercised until the end of the option’s term. In both retirement scenarios and in consideration of the continued vesting, the executive must agree and adhere to non-compete and non-solicit restrictive covenants for a period of: (1) 24 months in the case of the CEO and (2) 18 months in the case of all other option holders (or a shorter period if the MRCC considers it appropriate) from the retirement date. If the option holder fails to comply with any of the restrictive covenants, then all unvested and vested options will expire as of the date of such a breach. If a change of control occurs and an executive is terminated within 24 months of the change of control and for “good reason” as defined in the plan text and in this Circular under Termination and Change of Control Benefits, unvested options held at the time of termination vest immediately and must be exercised by the earlier of either six months from the termination date or the expiry date of the option. Continued compliance with any obligations under the executive’s terms of employment, including non-compete and non-solicit covenants in favour of the Company is required. In the event of a change of control, the Board may, without the consent of the option holder: (1) convert or exchange any outstanding options for rights or other securities of substantially equal value in any entity participating in or resulting from the change of control, (2) accelerate the vesting of options or terminate options upon or immediately prior to the change of control, (3) substitute shares of the entity resulting from the change of control for shares of the Company, or (4) terminate options in exchange for an amount of cash and/or property equal to the shares underlying the options, less the exercise price, as of the date of the change of control. If the Board determines in good faith that the options would have no value upon exercise, the Board may terminate the options without payment. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is 5 per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 14.7 million shares, or approximately 5.17 per cent of the total issued and outstanding common shares of the Company as of December 31, 2023.

There have been 8,851,186 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.12 per cent of the total issued and outstanding common shares of the Company as of December 31, 2023, leaving 5,848,814 common shares reserved for issuance under the Plan, representing 2.06 per cent of the total issued and outstanding common shares as at December 31, 2023. There are 3,095,604 common shares issuable under actual grants of options, which represent approximately 1.09 per cent of the total issued and outstanding common shares of the Company as of December 31, 2023 and, of that amount, 1,842,349 are vested and 1,253,255 are unvested.

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The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Stock Option Plan in addition to options;

•	Increases either of the 10 per cent insider participation limits;

•

Reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•

Permits the expiry of a stock option to be beyond 10 years from its date of grant (except in the case of the automatic extension of the expiry date of an option as a result of the expiry date falling within a blackout period or within five business days of the blackout period being lifted); or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table.

	2023 (%)	2022 (%)	2021 (%)
Dilution
(number of options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	1.13	1.08	1.01
Burn rate
(number of options granted in an applicable fiscal year, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	0.18	0.18	0.25
Overhang
(shares available for issuance, plus options outstanding, divided by the weighted average total issued and outstanding common shares for the applicable fiscal year)	2.14	2.26	2.41

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan.

Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive an annual perquisite allowance, which is paid in equal bi-weekly cash instalments over the course of the year and is reviewed on an annual basis. In 2023, Mr. Balfour received an annual perquisite allowance of $30,000 and the other NEOs received an annual perquisite allowance of $20,000. The annual perquisite allowance is designed to cover additional benefits, such as:

•	Monthly car allowance plus mileage, as applicable; and

•	Annual wellness/fitness allowance.

These benefits, including company paid parking, are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

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Executive Share Ownership Requirements and Anti-Hedging Policy

To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times his base salary, and all other NEOs are required to hold shares equal to at least three times their respective base salaries. Beginning in 2023, RSUs no longer contribute to ownership levels. In consideration of this change, impacted executives will have an additional two years to obtain their ownership requirement.

All NEOs are also subject to a one-year post-retirement hold period, which requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs acquired pursuant to the DSU Plan, which are considered share equivalents.

PSUs, RSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short- term incentive payout to DSUs until the ownership target is met.

Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company’s anti-hedging policy, which prohibits them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs, and stock options. These prohibited transactions include short- selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 29, 2023 of $50.30 (units have been rounded). The table does not include the DSUs that will be allocated as part of the 2023 short-term incentive payout, as described in 2023 DSU Plan Allocations.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	Value of DSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary (1)	Status of share ownership requirements	Outstanding RSU ($)	Total Value of DSUs, Common Shares and Outstanding RSUs ($)
Scott Balfour	5	5,665,000	139,809	7,032,411	76,190	3,832,345	10,864,756	9.6	Met	2,812,317	13,677,079
Greg Blunden	3	1,860,000	63,250	3,181,488	2,998	150,791	3,332,279	5.4	Met	656,357	3,988,644
Archibald Collins	3	1,800,000	6,206	312,141	11,732	590,107	902,247	1.5	On Track	405,030	1,307,263
Karen Hutt	3	1,605,000	20,561	1,034,226	2,695	135,565	1,169,791	2.2	On Track	460,713	1,630,489
Bruce Marchand	3	1,635,000	38,713	1,947,256	3,815	191,908	2,139,164	3.9	Met	426,071	2,565,255

(1)	Based on executive’s respective base salary as of December 31, 2023.

Three of the five NEOs have met their required ownership levels. Considering the changes to the share ownership calculations to exclude RSUs, Mr. Collins and Ms. Hutt have been granted a two-year extension to reach their ownership requirement.

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While RSUs no longer contribute to required ownership levels, the Committee recognizes that they do continue to provide a significant linkage between senior management and shareholder interests. As such, we have included the value of unvested RSU holdings for the NEOs as of December 31, 2023 in the preceding table. The total value of outstanding DSUs, common shares and outstanding RSUs shown is based on the closing share price of Emera’s common shares on December 29, 2023 of $50.30 (units have been rounded).

3.4	Performance Graph

The following performance graph compares Emera’s cumulative TSR (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index. It also compares TSR to the trend in the company’s total direct compensation (TDC) paid to executive officers as reported in the Summary Compensation Table during the same period.

Cumulative Total Return on $100 Investment – December 31, 2018 to December 31, 2023

As at December 31	2018 ($)	2019 ($)	2020 ($)	2021 ($)	2022 ($)	2023 ($)
Emera Inc.	100.00	133.66	135.47	165.70	142.02	145.60
S&P/TSX Capped Utilities Total Return	100.00	137.49	158.50	176.96	158.27	158.56
S&P/TSX Composite Total Return	100.00	122.88	129.76	162.32	152.83	170.79
TDC ($ thousands)	13,136	13,540	15,608	15,263	15,360	16,639

Emera’s cumulative TSR for the five-year period from December 31, 2018 to December 31, 2023 was 46 per cent, compared to the 59 per cent return of the S&P/TSX Capped Utilities Index and 71 per cent return of the S&P/TSX Composite Index. Emera’s TSR increased 3 per cent over the one-year period from 2022 to 2023 and 7 per cent over the three-year period, exceeding the less than one per cent increase realized by the S&P/TSX Capped Utilities Index over the same time periods. The above graph also shows total compensation for our NEOs over the past six years, which includes annual base salary, long-term incentive grant value, and annual short-term incentive payouts, demonstrating alignment between our TSR and NEO compensation. NEO TDC increased from 2018 to 2020 in alignment with TSR, leveled off in 2021 and 2022, which aligned with a decrease in TSR in 2022, and increased again in 2023 along with TSR.

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TOTAL SHAREHOLDER RETURN AND PRESIDENT AND CEO COMPENSATION

As noted in the Message from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

Considering this principle, at the end of 2023 the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past five years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

The analysis looked at the shareholders’ experience using five different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2023) but started at a different beginning period, from January 1, 2019 to January 1, 2023. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

The following lookback table shows the results of the review:

Pay year	Target total direct compensation ($) (1) (2)	Total realized/ realizable value at Dec. 31, 2023 ($) (3)	Measurement period	Realized/ realizable value of $100 target pay awarded to CEO ($) (3)	Value of $100 shareholder investment as of Dec. 31, 2023 ($) (4)	Difference ($)
2019	5,900	6,686	Jan. 1, 2019 – Dec. 31, 2023	113	146	33
2020	7,000	7,611	Jan. 1, 2020 – Dec. 31, 2023	109	109	0
2021	7,700	6,727	Jan. 1, 2021 – Dec. 31, 2023	87	107	20
2022	7,865	6,146	Jan. 1, 2022 – Dec. 31, 2023	78	88	10
2023	8,101	6,933	Jan. 1, 2023 – Dec. 31, 2023	86	103	17

			Average	95	111	16

(1)	The lookback table shows the compensation of the President and CEO, Scott Balfour, for 2019 through 2023.
(2)	Includes salary, short-term incentive at target and the grant value of long-term incentives.
(3)

Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of any outstanding PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2023.

(4)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided appropriate alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the MRCC in considering various compensation outcomes when assessing compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long- term incentives are directly affected by changes in Emera’s common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 100 per cent for the period ended in 2019, 112 per cent for the period ended in 2020, 74 per cent for the period ended in 2021, 140 per cent for the period ended in 2022 and 100 per cent for the period ended in 2023.

The total annual salary, short-term and long-term incentive payouts in 2023 for the five NEOs totalled $13.6 million, which represents 1.39 per cent of the Company’s net earnings attributable to common shareholders of $978 million. The MRCC is comfortable that the payout totals for 2023 are reasonable based on the Company’s performance and demonstrate that the Company’s compensation programs are aligned with the interests of our shareholders.

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3.5	NEO Summary Compensation Table

The table below shows the compensation awarded to the Company’s NEOs for the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($) (1)	Share-based awards ($) (2)	Option- based awards ($) (3)	Annual incentive plans ($) (4)	Pension value ($)	All other compensation ($) (5)	Total compensation ($)
Scott Balfour	2023	1,132,238	4,376,325	1,458,645	1,308,615	261,305	35,656	8,572,784
President and Chief Executive	2022	1,100,000	4,248,511	1,416,492	1,085,700	361,651	35,656	8,248,010
Officer	2021	1,098,077	4,124,917	1,375,101	1,288,100	357,000	37,349	8,280,544
Greg Blunden	2023	619,538	1,022,765	341,220	572,880	97,795	25,656	2,679,854
Chief Financial Officer	2022	599,654	990,150	329,868	473,760	105,847	25,656	2,524,935
	2021	584,519	965,077	321,930	548,028	88,000	27,749	2,535,303
Archibald Collins	2023	598,500	675,093	224,895	520,944	356,511	333,589	2,709,532
President and Chief Executive	2022	534,192	561,898	187,110	602,838	341,502	274,413	2,501,953
Officer, Tampa Electric Company	2021	490,374	468,655	156,366	377,996	522,662	255,383	2,271,435
Karen Hutt	2023	534,423	722,620	240,405	432,548	55,611	22,376	2,007,983
EVP, Business Development	2022	508,846	688,610	229,383	352,359	52,748	22,376	1,854,322
& Strategy	2021	459,327	552,066	183,960	377,062	49,000	24,469	1,645,884
Bruce Marchand	2023	545,000	654,171	217,845	440,633	96,600	21,656	1,975,905
Chief Risk and	2022	544,769	653,704	218,295	376,541	150,062	21,656	1,965,027
Sustainability Officer	2021	534,519	641,872	214,109	438,540	171,000	23,749	2,023,789

(1)	The figure shown represents the actual base earnings paid each year.
(2)

The figure shown is the value of PSU and RSU grants as of the effective grant date. The grant value of PSUs and RSUs granted in 2023 was based on the average 50-trading-day closing share price up to December 31, 2022 ($51.66). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column, and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.

(3)

The value of each stock option granted to the NEOs in 2023 was determined to be equal to 12.9 per cent of the February 24, 2023 closing share price of $54.64 or $7.05 per option. The Company has adopted a floor value ratio of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2023 resulted in a value ratio of 12.9 per cent to 8.4 per cent, using an estimated dividend yield of 5.3 per cent, and a risk-free interest rate of 3.29 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 23.3 per cent to 17.2 per cent. Because the Black- Scholes valuation was above 10 per cent when calculated over a 36-month period, the actual result was used.

(4)

In 2023, all NEOs, except Mr. Collins, participated in the Emera Corporate Scorecard, which had a result of 115.5 per cent. Mr. Collins participated in the Tampa Electric Company scorecard, which had a result of 108.53 per cent. The Short-term Incentive Plans and the 2023 results are described in greater detail in Short-term Incentive Plan. The figures shown reflect amounts earned in the 2023 performance year and paid in 2024. Mr. Balfour and Mr. Blunden elected to receive 50 per cent of their payout in the form of DSUs.

(5)

All other compensation in 2023 consists of: for Mr. Balfour, a cash perquisite allowance of $30,000 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $20,000 and other taxable benefits; for Ms. Hutt, a cash perquisite allowance of $20,000 and other taxable benefits; and for Mr. Marchand, a cash perquisite allowance of $20,000 and other taxable benefits. Mr. Collins was required to relocate from Nova Scotia to Tampa, Florida as President and CEO of Tampa Electric. Mr. Collins’ amount consists of a cash perquisite allowance of $20,000, a housing allowance of $185,298, a cost- of-living allowance of $80,812, and family travel allowance of $43,478. The assignment-related allowances are tax protected under the Company’s Tax Equalization Policy.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2023 for each NEO:

	Option-based awards (1) (stock options)				Share-based awards (PSUs, RSUs and DSUs)
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (2)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share- based awards that have not vested ($) (4)	Market or payout value of vested share-based awards that have not been paid out ($) (5)
Scott Balfour	34,800	32.35	2/11/2024	624,660	167,738	8,066,533	6,723,432
	40,400	42.71	2/11/2025	306,636
	52,100	46.19	2/17/2026	214,131
	66,300	45.16	2/14/2027	340,782
	175,400	39.93	2/13/2028	1,818,898
	210,100	46.39	2/20/2029	821,491
	208,300	60.03	2/19/2030	—
	269,100	51.12	2/17/2031	—
	204,400	58.26	2/15/2032	—
	206,900	54.64	2/26/2033	—

Greg Blunden	9,325	45.16	2/14/2027	47,931	39,150	1,882,744	3,041,705
	23,500	39.93	2/13/2028	243,695
	36,675	46.39	2/20/2029	143,399
	42,000	60.03	2/19/2030	—
	63,000	51.12	2/17/2031	—
	47,600	58.26	2/15/2032	—
	48,400	54.64	2/26/2033	—

Archibald Collins	30,600	51.12	2/17/2031	—	24,149	1,161,340	298,426
	27,000	58.26	2/15/2032	—
	31,900	54.64	2/26/2033	—

Karen Hutt	8,500	46.19	2/17/2026	34,935	27,459	1,320,489	988,786
	11,900	45.16	2/14/2027	61,166
	13,875	39.93	2/13/2028	143,884
	19,400	46.39	2/20/2029	75,854
	20,400	60.03	2/19/2030	—
	36,000	51.12	2/17/2031	—
	33,100	58.26	2/15/2032	—
	34,100	54.64	2/26/2033	—

Bruce Marchand	9,090	42.71	2/11/2025	68,993	25,418	1,222,332	1,861,700
	19,500	46.19	2/17/2026	80,145
	32,500	45.16	2/14/2027	167,050
	30,675	39.93	2/13/2028	318,100
	39,100	46.39	2/20/2029	152,881
	34,000	60.03	2/19/2030	—
	41,900	51.12	2/17/2031	—
	31,500	58.26	2/15/2032	—
	30,900	54.64	2/26/2033	—

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 29, 2023 closing share price of $50.30.
(3)	Unvested share-based awards include PSUs, RSUs and any additional PSUs and RSUs from dividend reinvestment relating to such grants as of December 31, 2023.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2023 ($48.09).
(5)	These figures represent only vested DSUs, as PSUs and RSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2023 ($48.09).

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Notice of Annual Meeting of Common Shareholders and Management Information Circular

Incentive Plan Awards — Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2023 for each NEO:

Name	Option-based awards value vested during 2023 ($) (1)	Share-based awards (PSUs and RSUs) value vested during 2023 ($) (2)	Non-equity incentive plan compensation – value earned during the year ($) (3)
Scott Balfour	653,148	4,191,907	1,308,615
Greg Blunden	152,354	980,750	572,880
Archibald Collins	27,923	476,266	520,944
Karen Hutt	70,486	561,032	432,548
Bruce Marchand	114,088	652,297	440,633

(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2023.
(2)

The value of PSUs and RSUs vested in 2023 is based on the 2021 PSU and RSU grants, which both had three-year vesting periods from January 1, 2021 to December 31, 2023. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor (only applied to PSUs), multiplied by the average closing share price for the last 50 trading days of 2023 ($48.09). The performance factor for the 2021 PSU grant was based on Emera’s growth in EPS and cash flow over the three-year performance and vesting period as well as Emera’s TSR relative to the TSR of the S&P/TSX Capped Utilities Index. The performance factor result was 100 per cent. More details on the PSU Plan and results can be found in the section Performance Share Unit Plan.

(3)	This amount represents the 2023 incentive payouts as disclosed in the NEO Summary Compensation Table and includes any amounts that were deferred into DSUs.

Aggregate Option Exercise During 2023 and 2023 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2023, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as of December 31, 2023. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 29, 2023, which was $50.30.

	Unexercised options at December 31, 2023				Value of unexercised in-the-money options at December 31, 2023
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott Balfour	—	—	910,755	557,045	4,126,598	—
Greg Blunden	—	—	142,020	128,480	435,025	—
Archibald Collins	—	—	20,700	68,800	—	—
Karen Hutt	—	—	93,595	83,680	315,839	—
Bruce Marchand	—	—	183,615	85,550	787,169	—

Pension Plan Benefits

The Company has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its operating companies to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (“Pension Plan”) and participate on either a defined benefit or a defined contribution basis. For 2023, four NEOs participated in the defined benefit component of the Pension Plan and two NEOs participated in the defined contribution component of the Pension Plan.

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Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2023 to December 31, 2023 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
Name	Number of years credited service (#)	At year-end ($) (1)	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($) (2)	Non- compensatory change ($) (2)	Accrued obligation at year-end ($) (3)
Scott Balfour (4)	11.7	366,503	542,733	3,952,907	261,305	792,066	5,006,278
Greg Blunden (5)	1.3	20,574	20,574	567,671	10,805	59,226	637,702
Bruce Marchand	12.0	161,107	161,107	2,026,051	96,600	203,068	2,325,719
Archibald Collins	33.6	332,344	346,397	5,600,155	356,511	822,948	6,779,614

(1)

All NEOs were eligible for an immediate pension at year-end, subject to applicable reductions determined by the Pension Plan’s official plan text. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment on December 31, 2023.

(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)

The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4)	The accrued obligation at year-end 2022 for Mr. Balfour was revised from $3,965,968 to $3,952,907, which is shown as the accrued obligation at the start of year 2023, in the above table.
(5)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable, taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2023.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2023 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2022 to December 31, 2023 were a change in the discount rate from 5.17 per cent to 4.63 per cent for the Pension Plan,

5.17 per cent to 4.63 per cent for the Supplementary Retirement Plan, and 5.13 per cent to 4.61 per cent for the retirement award. The net effect of the discount rate change is an increase in obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index, subject to certain limits.

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Under the terms of Mr. Balfour’s employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension.

For 2023, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (“YMPE”) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of a supplemental employee retirement plan (“Supplementary Retirement Plan”), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory. The Supplementary Retirement Plan generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the SERP after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or Supplementary Retirement Plan.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the Supplementary Retirement Plan was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the Supplementary Retirement Plan after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden and Mr. Collins include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee’s weekly base salary immediately preceding retirement by the employee’s number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden and Mr. Collins will be entitled to the retirement award if they continue working for an Emera company until their respective unreduced retirement date. Mr. Balfour and Mr. Marchand are not eligible for a retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2023 to December 31, 2023 for the NEOs who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($) (1)	Non-compensatory change ($) (2)	Accumulated value at end of year ($)
Greg Blunden (3)	1,329,457	86,990	171,167	1,587,614
Karen Hutt (4)	1,018,209	55,611	111,530	1,185,351

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.
(4)

The compensatory and non-compensatory change figures for Ms. Hutt include the increase in value of a potential defined benefit retirement award, as described in the section above this table. Ms. Hutt will be entitled to the retirement award if she continues working for an Emera company until her unreduced retirement date. The accumulated values at the start and end of the year also include this potential retirement award.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to the total contribution that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension an NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

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Mr. Blunden and Ms. Hutt participated in the defined contribution component of the Pension Plan in 2023. They and the Company each contributed six per cent of their base salary into the Pension Plan up to the total amount permitted under the Income Tax Act, which equated to $15,780 each in 2023. In addition, the Company maintains an account for any contributions which would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2023, the additional Company contribution for Mr. Blunden was $71,210 and for Ms. Hutt was $32,571.

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act and the Nova Scotia Pension Benefits Act.

Deferred Share Unit Plan

The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its operating companies. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some, or all, of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2023.

2023 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2023 that each NEO elected to allocate to DSUs:

Name	Percentage of 2023 annual incentive elected to deferred share units (%)	Dollar amount of 2023 annual incentive elected to deferred share units ($) (1)
Scott Balfour	50	654,308
Greg Blunden	50	286,440
Archibald Collins	0	0
Karen Hutt	0	0
Bruce Marchand	0	0

(1)	The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated.

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Employee Common Share Purchase Plan

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its operating companies to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Plan are immediately vested. Executives participate on the same terms as all other eligible employees.

There are 2,248,392 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 0.82 per cent of the weighted average total issued and outstanding common shares of the Company in 2023.

The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year.

	2023 (%)	2022 (%)	2021 (%)
Burn rate
(number of common shares granted in a fiscal year, divided by the weighted average total number of shares outstanding)	0.18	0.15	0.16

The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate; however, shareholder approval shall be required for any amendment, modification or change that:

•

Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	Extends eligibility to participate to non-employee Directors;

•	Permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes;

•	Permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company;

•	Increases either of the 10 per cent insider participation limits; or

•	Deletes or reduces the range of amendments that require shareholder approval under this paragraph.

The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

The benefits under the Plan are not assignable, and if a Plan participant ceases to be an employee of an Emera Company, their eligibility to participate in the Plan ceases.

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Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios — resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2023. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment following a change of control and no incremental benefit is realized solely on a change of control.

Name	Departure scenario (1)	Cash severance ($)	Short-term incentive ($)	Performance share units (“PSUs”) ($) (2)	Restricted share units (“RSUs”) ($) (2)	Stock options ($) (3)	Continuation of benefits (present value) ($) (4)	Total ($)
Scott Balfour	Resignation	—	—	—	—	—	—	—
Termination for cause		—	—	—	—	—	—	—
Termination without cause		2,266,000	2,266,000	—	—	—	5,986	4,537,986
	Control change	2,266,000	2,266,000	5,377,780	2,688,754	—	5,986	12,604,520
	Retirement	—	—	—	—	—	—	—
Greg Blunden	Resignation	—	—	—	—	—	—	—
Termination for cause		—	—	—	—	—	—	—
Termination without cause		930,000	744,000	—	—	—	7,617	1,681,617
	Control change	930,000	744,000	1,255,226	627,519	—	7,617	3,564,362
	Retirement	—	—	—	—	—	—	—
Archibald Collins	Resignation	—	—	—	—	—	—	—
Termination for cause		—	—	—	—	—	—	—
Termination without cause		900,000	720,000	—	—	—	3,880	1,623,880
	Control change	900,000	720,000	774,105	387,235	—	3,880	2,785,220
	Retirement	—	—	—	—	—	—	—
Karen Hutt	Resignation	—	—	—	—	—	—	—
Termination for cause		—	—	—	—	—	—	—
Termination without cause		802,500	561,750	—	—	—	2,207	1,366,457
	Control change	802,500	561,750	880,018	440,471	—	2,207	2,686,946
	Retirement	—	—	—	—	—	—	—
Bruce Marchand	Resignation	—	—	—	—	—	—	—
Termination for cause		—	—	—	—	—	—	—
Termination without cause		817,500	572,250	400,718	200,215	—	1,755	1,992,438
	Control change	817,500	572,250	814,981	407,351	—	1,755	2,613,837
	Retirement	—	—	—	—	—	—	—

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 50 trading days of 2023 ($48.09).
(3)	Stock options are valued using the closing share price on December 29, 2023 of $50.30.
(4)	Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.

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The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2023.

Scott Balfour
Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Balfour may elect to terminate employment for “good reason”, as defined below, within 24 months of the change of control, and receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement. Any stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

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Greg Blunden
Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Blunden may elect to terminate employment for “good reason” (1), as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement. Any stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or their target incentive awards.

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Archibald Collins
Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are forfeited in accordance with the applicable plan texts. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Collins may elect to terminate employment for “good reason” (1), as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date. The Committee has discretion to apply any performance- based requirements on PSUs. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Collins became eligible to retire with an unreduced pension as of September 30, 2021. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement. Any stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or their target incentive awards.

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Karen Hutt
Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company and Ms. Hutt’s employment is terminated without cause or Ms. Hutt terminates her employment for “good reason” (1), as defined in her employment agreement and below, within 24 months of the change of control, Ms. Hutt is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Ms. Hutt participates in the Defined Contribution pension plan and is eligible to retire any time after age 55. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement. Any stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or their target incentive awards.

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Bruce Marchand
Resignation	All unvested PSUs, RSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs, RSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Marchand may elect to terminate employment for “good reason” (1), as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date.

Retirement	Mr. Marchand became eligible to retire with an unreduced pension as of June 30, 2022. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement. Any stock options granted prior to 2022 must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date. Stock options granted in 2022 or later will remain exercisable for the entire term of the option.

(1)	“Good reason” is described as any of the following events occurring without the NEO’s consent:

•	the Company materially diminishes the NEO’s position, authority, duties or responsibilities;

•	the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or

•	the Company materially reduces the NEO’s annual base salary or their target incentive awards.

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Shares Authorized for Issuance Under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2023. There are no equity-based compensation plans that were not approved by shareholders.

	(A)	(B)	(C)
Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by shareholders
• Senior Management Stock Option Plan	3,095,604	51.20	2,753,210
• Employee Common Share Purchase Plan	N/A	N/A	2,248,392

Total	3,095,604	51.20	5,001,602

Loans to Directors and Officers

No current or former Directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries since the beginning of the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to the “Audit Committee” section and to “Appendix ‘D’ – Emera Incorporated Audit Committee Charter” of Emera’s Annual Information Form, for the year ended December 31, 2023, available under Emera’s profile on SEDAR+ at www.sedarplus.com, or by contacting the Corporate Secretary of the Company.

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long-term success of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

STRATEGIC PLANNING

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

CULTURE

The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (“ESG”) impacts, risks and opportunities which are most important to its business performance and to key stakeholders.

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company.

RISK RESPONSIBILITY

The Board shall oversee the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the regular identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks;

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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LEADERSHIP AND SUCCESSION

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

FINANCIAL

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (“MD&A”) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company.

GOVERNANCE RESPONSIBILITY

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for board nomination, and shall approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors.

The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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